SEB

Investor Relations

RECEIVED

2007 FEB 21 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07021221

Stockholm, February 13, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624
Number of pages: 48 (incl this sheet)

SUPPL

Re: Skandinaviska Enskilda Banken AB (publ) – File No: 82-3637

Ladies and Gentleman:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Pia-Lena Gröning
IR Assistent

PROCESSED

FEB 23 2007

THOMSON FINANCIAL

For and behalf of
Skandinaviska Enskilda Banken

(Enclosure)

dlw 2/22

Postadress Mailing adress	Besöksadress Office adress	Telefon Telephone	Telefax Facsimile no
SE-106 40 STOCKHOLM	Kungsträdgårdsgatan 8	Nat: 08-763 80 00 Int: +46 8 763 80 00	Nat: 08-611 15 49 Int: + 46 8 611 15 49

Firma/Name: Skandinaviska Enskilda Banken AB. - Bolaget är publikt/A public company (publ) Styrelsens säte/Reg. Office: Stockholm, Reg nr/Reg No: 502032-9081

Appendix 1 Division Life

SEB Trygg Liv is one of the leading life insurance groups in the Nordic region. Operations comprise insurance solutions within the investment and social security area for individuals and corporations. SEB Trygg Liv provides both unit-linked and traditional insurance. The division operates in Sweden, Denmark, Finland, Ireland, the UK and Luxembourg and serves 1.7 million customers. The SEB Group also conducts life insurance business in Estonia, Latvia and Lithuania.

The traditional life insurance operations in Sweden are conducted in the mutually operated insurance companies Nya and Gamla Livförsäkringsaktiebolaget, which are not consolidated with the division's results.

SEB Trygg Liv, Sweden

The Swedish operations are conducted partly according to a bancassurance concept, i.e. an integrated banking and insurance business, and partly through insurance mediators and other external mediators. The purpose of the bancassurance concept is to offer SEB's customers a complete range of products and services within the financial area. Savings in life insurance products, including pension savings, represent a growing share of the Swedish households' financial assets. According to the SEB "Sparbarometern" this share was 44 per cent by the end of September.

Stable market position

Sales focus is on unit-linked, which represents some 85 per cent of total sales. SEB Trygg Liv is the market leader in Sweden within unit-linked insurance with a share of new sales of 30.5 per cent (32.7) for the twelve-month period to September 2006. The market share for 2005 was influenced by the initially dominant position for the new product "Kapitalpension".

Distribution channels are SEB's branch offices, own sales force and insurance mediators.

Significant occupational pension business

Corporate sales have gradually grown and increased their share of total sales. SEB Trygg Liv is the market leader within new business unit-linked occupational pension, with a share of 26.8 per cent (27.8) for the twelve-month period to September 2006.

SEB Trygg Liv also offers administration and management of pension foundations. SEB Trygg Liv Pensionstjänst (Pension Service) is the leading Swedish company in this field.

Strong in the private market

In the private market SEB Trygg Liv has a strong position within new business unit-linked endowment insurance, with a market share of 36.3 per cent (44.8) for the twelve-month period to September 2006. SEB Trygg Liv was the first company in 2005 to launch the new product "Kapitalpension" and is still the market leader.

Sales of private pension savings are relatively stable. SEB's sales in this area consist mainly of IPS - Individual Pension Savings and "Enkla Pensionen", a unit-linked product with a guarantee.

SEB Pension, Denmark

The acquisition of SEB Pension (former Codan Pension) in Denmark was completed on 1 October 2004, adding around 400 employees and some 300,000 customers. The process of separating the business from the former owner, Codan A/S, was successfully completed during the second quarter 2006.

SEB Pension's traditional life insurance operations in Denmark are carried out in a profit-sharing company and therefore included in the division's result. By hedging the investment portfolios, the market and investment risks are controlled in relation to guaranteed commitments to policyholders. Variations in investment returns can be absorbed to a great extent by accumulated buffer funds, called "collective bonus potential".

The nine-month result included accrued income of SEK 150m from the traditional life portfolios in Denmark. The amount was placed in a "shadow account", following the local Danish legislation regarding traditional life insurance business. The performance level in the life portfolios determine when the amount can be paid to the shareholder's account. Due to good performance during the fourth quarter, no amount is placed in the "shadow account" by the end of the year.

SEB Pension's products

SEB Pension sells savings, life, sickness and disability insurance to private individuals and corporate clients through private and corporate sales personnel, insurance mediators and Codan Forsikring (general insurance).

Savings insurance is available both as unit-linked and traditional insurance (in a profit-distributing company). In the private market unit-linked insurance accounts for almost 90 per cent of sales, while approximately 50 per cent of the corporate market consists of traditional insurance, since certain business areas still do not allow unit-linked insurance to form part of an occupational pension plan.

The market for non-traditional life insurance, such as unit-linked, keeps expanding. This growth emanates mainly from the corporate segment, via insurance mediators.

Growing occupational pension market

The Danish occupational pension market has grown by approximately 10 per cent annually since 2000, while the private market has shown virtually zero-growth. SEB Pension's growth rate within occupational pension has been in the range of 15-18 per cent in recent years, and the company has gained market shares, accordingly.

SEB Pension's development in the private market has been in line with the general trend. Measured in terms of premium income SEB Pension is the fourth largest life insurance company in Denmark, with a market share of nearly 10 per cent.

Distribution

Most insurance companies, including SEB Pension, have developed specialised private pension sales units that primarily concentrate on high-salary groups and customers with qualified advisory requirements.

Insurance mediators and the insurance companies' corporate sales personnel comprise the two dominant sales channels in the occupational pension market.

SEB Life & Pension, International

International within SEB Trygg Liv consists of SEB Life (Ireland) and the life and pension business in Estonia, Latvia and Lithuania. Sales and financial statements concerning the business in the Baltic countries are consolidated in SEB's Eastern European Banking division. The UK subsidiary, which ceased selling new business in 1996, was sold during the third quarter. Included was the UK business while the business related to Swedish customers was transferred to a UK branch of the Irish subsidiary. The transaction had a net positive effect of SEK 30m.

The operations of the Irish company SEB Life (Ireland) are focused primarily on sales of Portfolio Bond (depot investments), existing in the form of an international endowment insurance, and Personal Life Portfolio Bond (endowment pension). The sale is primarily concentrated on the Swedish market. Since 2004, the company has also a branch office in Luxembourg via SEB Private Banking, with sales focused on Swedes living abroad.

Sales volume insurance (weighted)

SEKm	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Total	**12 585**	**9 232**	**11 700**	**12 324**	**14 125**	**9 511**
Sweden and International	**9 370**	**6 397**	**8 647**	**9 033**	**11 752**	**7 625**
Traditional life and sickness/health insurance	529	416	440	504	519	221
Unit-linked insurance	8 841	5 981	8 207	8 529	11 233	7 404
Private paid	4 289	1 558	2 983	2 913	6 375	2 107
Corporate paid	5 081	4 839	5 664	6 120	5 377	5 518
SEB Pension Denmark	**3 215**	**2 835**	**3 053**	**3 291**	**2 373**	**1 886**
Traditional life	1 257	1 466	1 248	1 054	848	1 180
Unit-linked insurance	1 958	1 369	1 805	2 237	1 525	706
Private paid	915	554	616	827	1 022	393
Corporate paid	2 300	2 281	2 437	2 464	1 351	1 493

Premium income and Assets under management

SEKm	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Premium income						
Total	**9 131**	**5 609**	**7 414**	**8 267**	**10 748**	**5 439**
Sweden and International	**6 889**	**4 260**	**6 060**	**6 707**	**8 836**	**4 210**
Traditional life insurance	928	606	609	745	1 013	624
Unit-linked insurance	5 810	3 560	5 270	5 799	7 647	3 463
Sickness and health insurance	151	94	181	163	176	123
SEB Pension Denmark	**2 242**	**1 349**	**1 354**	**1 560**	**1 912**	**1 229**
Traditional life insurance	1 356	860	868	820	1 303	850
Unit-linked insurance	780	414	409	664	500	306
Sickness insurance	106	75	77	76	109	73
Assets under management, net assets						
Total	**394 000**	**380 200**	**363 200**	**379 000**	**367 100**	**353 800**
Sweden and International	**309 300**	**294 200**	**281 100**	**290 500**	**276 200**	**263 500**
Traditional life and sickness/health insurance	194 400	188 400	181 900	187 400	182 800	178 300
Unit-linked insurance	114 900	105 800	99 200	103 100	93 400	85 200
SEB Pension Denmark	**84 700**	**86 000**	**82 100**	**88 500**	**90 900**	**90 300**
Traditional life and sickness insurance	80 400	82 200	78 800	85 600	88 700	88 400
Unit-linked insurance	4 300	3 800	3 300	2 900	2 200	1 900

Profit & loss account

SEKm	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Administration of traditional life insurance	74	69	70	73	77	71
Unit-linked insurance	475	443	422	422	395	368
Other income[1)]	345	387	294	263	291	293
Total operating income	**894**	**899**	**786**	**758**	**763**	**732**
Operating expenses	-596	-485	-605	-622	-680	-498
Capitalisation of acquisition costs, net	146	44	144	168	199	61
Other expenses	-5	-5	-30	-21	-14	-43
Total expenses	**-455**	**-446**	**-491**	**-475**	**-495**	**-480**
Operating profit	**439**	**453**	**295**	**283**	**268**	**252**
Change in surplus values, gross	510	425	637	590	842	386
Deferred acquisition costs, net	-146	-44	-144	-168	-199	-61
Business result	**803**	**834**	**788**	**705**	**911**	**577**
Change in assumptions	-72				39	
Financial effects due to short term market fluctuations	433	399	-852	548	310	415
Total result	1 164	1 233	-64	1 253	1 260	992
Expense ratio, % [2)]	6,5	8,6	8,2	7,5	6,3	9,1
Return on business equity, % [3)]	40,4	41,9	39,6	35,5	45,8	29,0

[1)] Including traditional life insurance in SEB Pension, sickness/health insurance and individual pension savings (IPS).

[2] Operating expenses as percentage of premium income.

[3)] Business result in relation to business equity, annual basis after 12 per cent tax which reflects the divisions effective tax rate.

Surplus value accounting

SEKm	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Surplus values, opening balance [6]	**12 157**	**11 378**	**11 735**	**10 765**	**9 773 ***	**8 956**
Present value of new sales [1]	765	402	659	719	942	376
Return on existing policies from previous periods	263	271	272	279	210	198
Realised surplus value from existing policies	-308	-329	-307	-314	-239	-218
Actual outcome compared to assumptions [2]	-210	81	13	-94	-71	30
Change in surplus values from ongoing business, gross	**510**	**425**	**637**	**590**	**842**	**386**
Capitalisation of acquisition costs for the period	-234	-153	-245	-261	-316	-133
Amortisation of capitalised acquisition costs	88	109	101	93	117	72
Change in surplus values from ongoing business, net [3]	**364**	**381**	**493**	**422**	**643**	**325**
Change in assumptions [4]	-72				39	
Financial effects due to short term market fluctuations [5]	433	399	-852	548	310	415
Total change in surplus values	**725**	**780**	**-359**	**970**	**992**	**740**
Exchange rate differences on deferred acquisition costs	4	-1	2			
Surplus values, closing balance [6]	**12 886**	**12 157**	**11 378**	**11 735**	**10 765**	**9 696**

[1] Sales defined as new contracts and extra premiums in existing contracts.

[2] The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. However, the actual income and administrative expenses are included in full in the operating result.

[3] Deferred acquisition costs are capitalised in the accounts and amortised according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and amortisation during the period.

[4] In Q4 2005 the surrender rate in the Swedish business was changed to 10 per cent and administrative costs per policy were adjusted. In 2006 the assumption of a 1% transfer of ITPK policies was introduced in Sweden with a negative effect. The surrender rate was changed from 10 per cent to 6 or 12 per cent depending on years past since signement of contracts. Administrative costs per policy were also adjusted with a positive effect.

[5] Assumed unit growth is 6 per cent, i.e. 1.5 per cent per quarter. Actual growth results in positive or negative financial effects.

[6] Estimated surplus value according to the above are not included in the SEB Group's consolidated accounts. The closing balance is shown after the deduction of capitalised acquisition costs (SEK 2,830m at December 31, 2006).

* Surplus values in the unit linked business in SEB Pension are included in the analysis starting Q4, 2005. This resulted in an adjustment of the opening balance of SEK 77m net of deferred acquisition costs.

Surplus values

Surplus values are the present values of future profits from written insurance policies. They are calculated to better evaluate the profitability of a life insurance business since an insurance policy often has a long duration. Income accrues regularly throughout the duration of the policy. Costs, on the other hand, mainly arise at the point of sale, which leads to an imbalance between income and costs at the time when a policy is signed.

SEB Trygg Liv uses the method of surplus value calculations since 1997 for both internal management accounting and external reporting. The reporting is according to international practice and is reviewed by an external party. Surplus values are not consolidated in the SEB Group accounts. Surplus values for the Danish unit linked business are included as from the fourth quarter of 2005. For traditional insurance in Denmark, profit distribution between shareholders and policyholders is defined by the so-called contribution principle. Surplus values are not calculated for the traditional insurance business in Denmark.

Assumptions for calculating surplus values

The surplus value calculation is based on different assumptions, which are adjusted when necessary to correspond to the long-term actual development.

Discount rate	8%
Surrender rate of endowment insurance, contracts signed within 5 years / thereafter	6% / 12%
Lapse rate of regular premiums, unit-linked	10%
Growth in fund units	6%
Inflation CPI / Inflation expenses	2% / 3%
Right to transfer policy (unit-linked)	1%
Mortality	According to the Group's experience

The Sensitivity analysis

The calculation of surplus values is relatively sensitive to changes in assumptions. A change of the discount rate by +1/-1 percentage point gives an effect in surplus values of SEK -1,351/+1,537m. A higher or lower actual return/growth in fund units will result in positive or negative effects when the surplus value change of the period is calculated. A change in the growth assumption by +1/-1 percentage point will give a change in surplus values of SEK +1,377/-1,213m.

New business profit

One way of measuring profitability of sales is to calculate the new business profit. Profit from new business, the net of present value of new sales and sales expenses, is measured in relation to the weighted sales volume.

SEKm	Full year 2006	Full year 2005 **	Full year 2004	Full year 2003
Excluding SEB Pension				
Sales volume weighted (regular + single/10)	**3 345**	**3 678**	**2 962**	**2 765**
Present value of new sales *	1 788	1 924	1 525	1 409
Sales expenses	-970	-1 116	-947	-909
Profit from new business	**818**	**808**	**578**	**500**
Sales margin new business	24,5%	22,0%	19,5%	18,1%

* At the year-end 2004 the discount rate was changed from 9 to 8 per cent, which affects the present value as from 2005

** During 2005 strong sales of Kapitalpension contributed to the improved sales margin. The effect of surrender related to Kapitalpension was estimated and included in the analysis above.

In the sales margin calculations for 2006, the volume transferred from SalusAnsvar is not included.

Embedded value

SEKm	31 Dec 2006	31 Dec 2005	31 Dec 2004	31 Dec 2003 *)
Equity [1]	8 450	7 696	6 482	2 952
Surplus values	12 886	10 765	7 757	5 211

[1] Including SEB Pension from 2004. During 2006 a dividend of SEK 400m has been paid to the parent company.

*) 2003 is not recalculated according to the new IFRS standards.

Traditional life insurance, Sweden

Gamla and Nya Livförsäkringsaktiebolaget

The traditional insurance business is operated in Gamla and Nya Livförsäkringsaktiebolaget SEB Trygg Liv. The entities are operated according to mutual principles and are not consolidated in SEB Trygg Liv's result. Gamla Livförsäkringsaktiebolaget is closed for new business.

The policyholder organisation, Trygg Stiftelsen (the Trygg Foundation), has the purpose to secure policy holders' influence in Gamla Livförsäkringsaktiebolaget. The Trygg Foundation is entitled to:

- Appoint two board members of Gamla Livförsäkrings-aktiebolaget and, jointly with SEB, appoint the Chairman of the Board, which consists of five members.
- Appoint the majority of members and the Chairman of the Finance Delegation, which is responsible for the asset management of Gamla Livförsäkringsaktiebolag.

	As per 31 Dec 2006		As per 31 Dec 2005	
	Gamla Liv	Nya Liv	Gamla Liv	Nya Liv
Assets under management, net assets, SEKm	182 725	8 137	171 152	8 087
Result for the period, SEKm	17 512	289	20 503	-94
Premium income, SEKm	2 219	621	2 386	727
Collective consolidation ratio[1] retrospective reserve, %	122	100	117	102
Bonus rate, %	7	3	5	3
Solvency ratio [2], %	207	113	182	110
Capital base, SEKm	94 556	954	77 188	738
Required solvency margin, SEKm	3 659	360	3 985	362
Solvency quota [3]	25,8	2,7	19,4	2,0
Total return, %	11,1	0,7	14,8	3,9
Share of equities/equity exposure, %	43	12	40	11
Share of fixed income, %	45	88	50	89
Share of real estate, %	12	0	10	0

[1] The collective consolidation ratio shows the company's assets in relation to its commitments to policyholders. The commitments include both guaranteed and non-guaranteed values.

[2] The company's net assets (including equity and subordinated debts) in relation to the guaranteed commitments in the form of technical provisions.

[3] Quota capital base / required solvency margin.

Appendix 2 Credit Exposure

Credit Exposure by Industry, SEKbn

(before provisions for possible credit losses)

	TOTAL			
	31 Dec 2006	%	31 Dec 2005	%
Banks [1]	**167.6**	**12.7**	**197.8**	**14.9**
Corporate	**462.6**	**35.2**	**458.4**	**34.4**
Finance and insurance	35.9	2.7	58.8	4.4
Wholesale and retail	65.1	5.0	58.5	4.4
Transportation	43.9	3.3	42.9	3.2
Other service sectors	54.8	4.2	66.1	5.0
Construction	16.7	1.3	12.1	0.9
Manufacturing	123.2	9.4	112.1	8.4
Other	123.0	9.3	107.9	8.1
Property Management	**171.2**	**13.0**	**172.1**	**13.0**
Public Sector [2]	**139.6**	**10.6**	**180.2**	**13.6**
Households	**374.3**	**28.5**	**319.5**	**24.1**
Housing loans	269.6	20.5	239.9	18.1
Other	104.7	8.0	79.6	6.0
Total credit portfolio	**1,315.3**	**100.0**	**1,328.0**	**100.0**
f which:				
Loans & leasing	**937.1**		**929.6**	
Contingent Liabilities & Commitments	**322.4**		**336.6**	
Derivatives*	**55.8**		**61.7**	
Repos	**195.3**		**157.0**	
Credit institutions	82.9		71.7	
General public	112.4		85.3	
Bonds and other interest bearing securities	**487.3**		**422.5**	

1) Including National Debt Office

2) Including state- and municipality-owned companies

Credit Exposure*, Emerging Markets, SEKbn

	31 Dec 2006	31 Dec 2005
Asia	**8.2**	**9.4**
Hong Kong	2.1	2.7
Korea	1.0	1.3
China	3.0	3.0
Latin America	**1.4**	**1.7**
Brazil	0.8	0.9
Eastern and Central Europé	**5.2**	**4.7**
Russia	2.6	2.9
Africa and Middle East	**4.0**	**4.2**
UAE	0.8	0.1
Iran	0.5	1.4
Turkey	0.6	0.7
Saudi Arabia	0.6	0.5
Total - gross	**18.8**	**20.0**
Reserve	0.3	0.4
Total - net	**18.5**	**19.6**

*) Exposure on the domestic market for the Baltic subsidiary banks has been excluded from the table

Appendix 3 Capital base for the SEB financial group of undertakings

SEKm	31 December 2006	31 December 2005
Total equity according to balance sheet (1)	67 267	56 796
./. Proposed dividend for 2006 (excl repurchased shares)	-4 070	-3 177
./. Deduction in the financial group of undertakings (2)	-2 622	-1 730
=Total equity in the capital adequacy	**60 575**	**51 889**
Core capital contribution	7 543	7 962
Minority interest (3)	0	780
./. Goodwill (4)	-5 341	-6 265
./. Other intangible assets	-712	-697
./. Deferred tax assets	-1 066	-1 208
./. Adjustment for hedge contracts (5)	51	966
./. Unrealised value changes on available-for-sale financial assets (6)	-388	-352
= Core capital (tier 1)	**60 662**	**53 075**
Dated subordinated debt	22 770	23 802
./. Deduction for remaining maturity	-1 289	-973
Perpetual subordinated debt	13 973	12 655
Unrealised gains on available-for-sale financial assets (6)	381	
= Supplementary capital (tier 2)	**35 835**	**35 484**
./. Deductions for investments in insurance companies (7)	-10 500	-11 682
./. Deductions for other investments outside the financial group of undertakings	-464	-537
./. Deduction for pension assets in excess of related liabilities (8)	-611	
= Capital base	**84 922**	**76 340**

To note:

Total equity according to the balance sheet (1) includes the current year's profit which has been verified by the auditors.

The deduction (2) from total equity according to the balance sheet consists mainly of non-restricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

The minority interest and goodwill (3 and 4) included in the capital base differ from the amounts stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

Goodwill in (4) includes only goodwill from acquisitions of companies in the financial group of undertakings. Goodwill related to insurance acquisitions (SEK 5,721m) is included in the deduction (7) from the capital base.

The adjustment (5) refers to differences in how hedging contracts are acknowledged according to the capital adequacy regulation, as compared with the preparation of the balance sheet.

Surplus values in Available For Sale portfolios (6) must not be included in the core capital. However, such surplus which is attributable to equity instruments may be included in the supplementary capital.

Pension surplus values (8) should be deducted from the capital base, except for such indemnification as prescribed in the Swedish Act on safeguarding of pension undertakings.

On 31 December 2006, the parent company's core capital (tier 1) was SEK 46,812 (40,665), and the corresponding core capital ratio was 16.5 per cent (15.7).

Appendix 4 Market risk

To best use the capital of the Group, and to assess the overall capital need, SEB uses an economic capital framework based on a "Capital at Risk" model. CAR gives a coherent quantification of the risks that the operations of the Group imply at each given point in time. It is based on statistical probability calculations of the Group's credit, market, insurance, operational and business risks.

The Group's total economic capital was SEK 52.8bn (53.2) at the end of the year. Increases due to expanding business volumes during the year were countered by using lower estimates for credit risk drivers, made available through the Basel II programme. Out of the total, credit risk constituted the larger portion with 60 per cent. Market, insurance, operational and business risk contribute with 4, 21, 5 and 10 per cent respectively. The Group's capital policy prescribes the allowed economic capital level, relative to available capital resources.

The Group's risk taking in trading operations is measured by so-called value at risk, VaR. The Group has chosen a level of 99 per cent probability and a ten-day period. The table below shows the risk by risk type. The large spreads between the minimum and maximum VaR-values during 2006 were due to turbulent equity markets from May to September. For short periods SEB also undertook higher equity positions to meet customer demand. Except for these deals, positions has been fairly constant during the year and the VaR figure has mainly been driven by market volatilities which have been at historically low levels.

SEKm	Min	Max	31 Dec 2006	Average 2006	Average 2005
Interest risk	30	117	62	63	47
Currency risk	5	85	12	30	34
Equity risk	9	290	33	48	24
Diversification			-42	-45	-41
Total	**54**	**283**	**65**	**96**	**64**

Appendix 5 Profit and loss accounts by quarter

The SEB Group

SEKm	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Net interest income	3 536	3 435	3 508	3 803	3 596	3 578	3 503	3 604	14 282	14 281
Net fee and commission income	2 944	3 304	3 416	3 895	3 993	4 107	3 772	4 274	13 559	16 146
Net financial income	754	1 160	588	890	979	1 047	890	1 120	3 392	4 036
Net life insurance income	532	582	594	644	583	607	739	732	2 352	2 661
Net other income	163	-21	195	305	459	352	538	274	642	1 623
Total operating income	**7 929**	**8 460**	**8 301**	**9 537**	**9 610**	**9 691**	**9 442**	**10 004**	**34 227**	**38 747**
Staff costs	-3 113	-3 243	-3 220	-3 766	-3 722	-3 463	-3 443	-3 735	-13 342	-14 363
Other expenses	-1 814	-1 953	-1 712	-2 014	-1 999	-2 101	-1 820	-1 878	-7 493	-7 798
Net deferred acquisition costs	112	106	60	199	167	144	45	151	477	507
Depreciation of assets	-232	-194	-217	-258	-216	-217	-232	-218	-901	-883
Restructuring costs				-890					-890	
Total operating expenses	**-5 047**	**-5 284**	**-5 089**	**-6 729**	**-5 770**	**-5 637**	**-5 450**	**-5 680**	**-22 149**	**-22 537**
Profit before credit losses etc	**2 882**	**3 176**	**3 212**	**2 808**	**3 840**	**4 054**	**3 992**	**4 324**	**12 078**	**16 210**
Gains less losses from assets	4	4	-2	53	28	14	6	22	59	70
Net credit losses including change in value of seized assets	-197	-196	-190	-331	-198	-162	-136	-222	-914	-718
Operating profit	**2 689**	**2 984**	**3 020**	**2 530**	**3 670**	**3 906**	**3 862**	**4 124**	**11 223**	**15 562**
Income tax expense	-685	-734	-791	-560	-843	-959	-803	-334	-2 770	-2 939
Net profit continued operations	**2 004**	**2 250**	**2 229**	**1 970**	**2 827**	**2 947**	**3 059**	**3 790**	**8 453**	**12 623**
Discontinued operations		19	-1	-50					-32	
Net profit	**2 004**	**2 269**	**2 228**	**1 920**	**2 827**	**2 947**	**3 059**	**3 790**	**8 421**	**12 623**
Attributable to minority interests	5	5	5	5	5	4	6	3	20	18
Attributable to equity holders	**1 999**	**2 264**	**2 223**	**1 915**	**2 822**	**2 943**	**3 053**	**3 787**	**8 401**	**12 605**

Merchant Banking

Total

SEKm	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Net interest income	1 093	1 179	1 235	1 320	1 220	1 235	1 098	1 042	4 827	4 595
Net fee and commission income	941	1 184	1 169	1 355	1 434	1 462	1 353	1 481	4 649	5 730
Net financial income	618	694	461	725	881	841	697	1 092	2 498	3 511
Net other income	39	2	43	97	171	191	180	141	181	683
Total operating income	**2 691**	**3 059**	**2 908**	**3 497**	**3 706**	**3 729**	**3 328**	**3 756**	**12 155**	**14 519**
Staff costs	-986	-1 091	-1 037	-1 195	-1 270	-973	-1 046	-1 147	-4 309	-4 436
Other expenses	-552	-600	-544	-601	-583	-742	-677	-583	-2 297	-2 585
Depreciation of assets	-18	-18	-18	-38	-17	-13	-18	-22	-92	-70
Restructuring costs				-101					-101	
Total operating expenses	**-1 556**	**-1 709**	**-1 599**	**-1 935**	**-1 870**	**-1 728**	**-1 741**	**-1 752**	**-6 799**	**-7 091**
Profit before credit losses etc	**1 135**	**1 350**	**1 309**	**1 562**	**1 836**	**2 001**	**1 587**	**2 004**	**5 356**	**7 428**
Gains less losses from assets				1					1	
Net credit losses	-15	-3	20	-26		-48	-35	-33	-24	-116
Operating profit	**1 120**	**1 347**	**1 329**	**1 537**	**1 836**	**1 953**	**1 552**	**1 971**	**5 333**	**7 312**

Nordic Retail & Private Banking

Total

SEKm	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Net interest income	1 083	1 108	1 162	1 205	1 125	1 172	1 192	1 190	4 558	4 679
Net fee and commission income	1 003	1 054	1 077	1 303	1 211	1 224	1 037	1 268	4 437	4 740
Net financial income	43	34	51	72	55	73	47	120	200	295
Net other income	16	25		30	26	34	81	9	71	150
Total operating income	**2 145**	**2 221**	**2 290**	**2 610**	**2 417**	**2 503**	**2 357**	**2 587**	**9 266**	**9 864**
Staff costs	-705	-723	-753	-851	-747	-770	-810	-775	-3 032	-3 102
Other expenses	-643	-662	-638	-748	-704	-739	-612	-731	-2 691	-2 786
Depreciation of assets	-16	-10	-12	-15	-17	-24	-17	-21	-53	-79
Total operating expenses	**-1 364**	**-1 395**	**-1 403**	**-1 614**	**-1 468**	**-1 533**	**-1 439**	**-1 527**	**-5 776**	**-5 967**
Profit before credit losses etc	**781**	**826**	**887**	**996**	**949**	**970**	**918**	**1 060**	**3 490**	**3 897**
Gains less losses from assets				1	29				1	29
Net credit losses	-52	-44	-53	-43	-55	-28	-34	-29	-192	-146
Operating profit	**729**	**782**	**834**	**954**	**923**	**942**	**884**	**1 031**	**3 299**	**3 780**

Nordic Retail & Private Banking
Retail Banking

SEKm	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Net interest income	910	931	977	1 012	951	991	1 008	1 020	3 830	3 970
Net fee and commission income	381	373	370	521	482	475	356	476	1 645	1 789
Net financial income	39	28	46	60	49	65	42	111	173	267
Net other income	9	20	-6	23	17	29	5	2	46	53
Total operating income	**1 339**	**1 352**	**1 387**	**1 616**	**1 499**	**1 560**	**1 411**	**1 609**	**5 694**	**6 079**
Staff costs	-445	-459	-463	-526	-454	-469	-510	-479	-1 893	-1 912
Other expenses	-446	-456	-437	-506	-490	-524	-432	-501	-1 845	-1 947
Depreciation of assets	-7		-3	-6	-7	-15	-8	-10	-16	-40
Total operating expenses	**-898**	**-915**	**-903**	**-1 038**	**-951**	**-1 008**	**-950**	**-990**	**-3 754**	**-3 899**
Profit before credit losses etc	**441**	**437**	**484**	**578**	**548**	**552**	**461**	**619**	**1 940**	**2 180**
Net credit losses	-36	-16	4	-39	-26	-2	-17	-17	-87	-62
Operating profit	**405**	**421**	**488**	**539**	**522**	**550**	**444**	**602**	**1 853**	**2 118**

Nordic Retail & Private Banking
Private Banking

SEKm	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Net interest income	70	74	73	85	71	83	82	85	302	321
Net fee and commission income	221	246	266	300	313	286	235	306	1,033	1,140
Net financial income	4	6	5	12	6	8	5	9	27	28
Net other income				-1	3	-2		2	-1	3
Total operating income	**295**	**326**	**344**	**396**	**393**	**375**	**322**	**402**	**1,361**	**1,492**
Staff costs	-113	-121	-134	-152	-134	-135	-133	-134	-520	-536
Other expenses	-50	-49	-40	-57	-49	-52	-45	-53	-196	-199
Depreciation of assets	-2	-2	-2	-1	-2	-2	-2	-3	-7	-9
Total operating expenses	**-165**	**-172**	**-176**	**-210**	**-185**	**-189**	**-180**	**-190**	**-723**	**-744**
Profit before credit losses etc	**130**	**154**	**168**	**186**	**208**	**186**	**142**	**212**	**638**	**748**
Gains less losses from assets					29			-1		28
Net credit losses		1			4				1	4
Operating profit	**130**	**155**	**168**	**186**	**241**	**186**	**142**	**211**	**639**	**780**

Nordic Retail & Private Banking
SEB Kort

SEKm	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Net interest income	103	103	112	107	103	98	102	85	425	388
Net fee and commission income	396	437	432	474	416	456	441	479	1 739	1 792
Net other income	12	6	16	16	5	14	78	12	50	109
Total operating income	**511**	**546**	**560**	**597**	**524**	**568**	**621**	**576**	**2 214**	**2 289**
Staff costs	-147	-143	-156	-173	-159	-166	-167	-163	-619	-655
Other expenses	-147	-160	-162	-184	-164	-163	-132	-177	-653	-636
Depreciation of assets	-7	-8	-7	-8	-8	-7	-7	-7	-30	-29
Total operating expenses	**-301**	**-311**	**-325**	**-365**	**-331**	**-336**	**-306**	**-347**	**-1 302**	**-1 320**
Profit before credit losses etc	**210**	**235**	**235**	**232**	**193**	**232**	**315**	**229**	**912**	**969**
Gains less losses from assets				1				1	1	1
Net credit losses	-16	-29	-57	-4	-33	-26	-17	-13	-106	-89
Operating profit	**194**	**206**	**178**	**229**	**160**	**206**	**298**	**217**	**807**	**881**

SEB AG Group
Adapted to Swedish Accounting Principles and based on business equity

SEKm	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Net interest income	1 057	985	981	1 071	921	833	837	845	4 094	3 436
Net fee and commission income	529	534	540	564	626	622	598	715	2 167	2 561
Net financial income	-124	246	-68	-86	23	98		-14	-32	107
Net other income	81	-118	159	118	125	77	63	87	240	352
Total operating income	**1 543**	**1 647**	**1 612**	**1 667**	**1 695**	**1 630**	**1 498**	**1 633**	**6 469**	**6 456**
Staff costs	-611	-612	-631	-648	-643	-639	-650	-639	-2 502	-2 571
Other expenses	-431	-478	-488	-496	-444	-433	-435	-412	-1 893	-1 724
Depreciation of assets	-72	-72	-64	-93	-61	-68	-78	-64	-301	-271
Restructuring costs										
Total operating expenses	**-1 114**	**-1 162**	**-1 183**	**-1 237**	**-1 148**	**-1 140**	**-1 163**	**-1 115**	**-4 696**	**-4 566**
Profit before credit losses etc	**429**	**485**	**429**	**430**	**547**	**490**	**335**	**518**	**1 773**	**1 890**
Gains less losses from assets			-1	-4	-18			9	-5	-9
Net credit losses	-132	-157	-125	-179	-113	-86	-75	-119	-593	-393
Operating profit	**297**	**328**	**303**	**247**	**416**	**404**	**260**	**408**	**1 175**	**1 488**

German Retail & Mortgage Banking

SEKm, 2005 restated	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Net interest income	834	791	742	813	702	631	658	679	3 180	2 670
Net fee and commission income	285	261	286	296	368	361	328	344	1 128	1 401
Net financial income	-82	203	-24	-23	-9	83	4	-59	74	19
Net other income	77	-122	158	111	122	79	62	83	224	346
Total operating income	**1 114**	**1 133**	**1 162**	**1 197**	**1 183**	**1 154**	**1 052**	**1 047**	**4 606**	**4 436**
Staff costs	-487	-487	-502	-502	-515	-515	-522	-501	-1 978	-2 053
Other expenses	-307	-332	-349	-306	-295	-291	-286	-274	-1 294	-1 146
Depreciation of assets	-68	-68	-61	-82	-57	-64	-72	-58	-279	-251
Restructuring costs										
Total operating expenses	**-862**	**-887**	**-912**	**-890**	**-867**	**-870**	**-880**	**-833**	**-3 551**	**-3 450**
Profit before credit losses etc	**252**	**246**	**250**	**307**	**316**	**284**	**172**	**214**	**1 055**	**986**
Gains less losses from assets			-1	-4	-18			9	-5	-9
Net credit losses	-124	-137	-128	-172	-111	-72	-56	-108	-561	-347
Operating profit	**128**	**109**	**121**	**131**	**187**	**212**	**116**	**115**	**489**	**630**

Eastern European Banking

SEKm	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Net interest income	415	430	450	472	532	613	679	736	1 767	2 560
Net fee and commission income	193	218	254	270	264	273	287	290	935	1 114
Net financial income	63	78	83	90	85	94	94	118	314	391
Net life insurance income	10	9	18	12	27	16	36	37	49	116
Net other income	21	29	18	17	15	15	19	33	85	82
Total operating income	**702**	**764**	**823**	**861**	**923**	**1 011**	**1 115**	**1 214**	**3 150**	**4 263**
Staff costs	-184	-206	-212	-256	-240	-260	-255	-285	-858	-1 040
Other expenses	-128	-164	-149	-167	-164	-149	-165	-178	-608	-656
Net deferred acquisition costs					-1			6		5
Depreciation of assets	-49	-52	-61	-45	-53	-49	-53	-46	-207	-201
Total operating expenses	**-361**	**-422**	**-422**	**-468**	**-458**	**-458**	**-473**	**-503**	**-1 673**	**-1 892**
Profit before credit losses etc	**341**	**342**	**401**	**393**	**465**	**553**	**642**	**711**	**1 477**	**2 371**
Gains less losses from assets	2	4		57	17	14	5	14	63	50
Net credit losses	-7	-13	-28	-91	-32	-13	-13	-43	-139	-101
Operating profit	**336**	**333**	**373**	**359**	**450**	**554**	**634**	**682**	**1 401**	**2 320**

Asset Management

SEKm, 2005 restated	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Net interest income	19	21	22	23	24	24	26	30	85	104
Net fee and commission income	434	483	547	646	563	620	560	734	2 110	2 477
Net financial income	3	8	4	2	1	4	4		17	9
Net other income	2	10	3	6	4	3	2	11	21	20
Total operating income	**458**	**522**	**576**	**677**	**592**	**651**	**592**	**775**	**2 233**	**2 610**
Staff costs	-143	-151	-180	-182	-164	-196	-177	-194	-656	-731
Other expenses	-105	-120	-110	-158	-107	-115	-121	-115	-493	-458
Depreciation of assets	-5	-4	-4	-11	-4	-5	-4	-6	-24	-19
Total operating expenses	**-253**	**-275**	**-294**	**-351**	**-275**	**-316**	**-302**	**-315**	**-1 173**	**-1 208**
Profit before credit losses etc	**205**	**247**	**282**	**326**	**317**	**335**	**290**	**460**	**1 060**	**1 402**
Operating profit	**205**	**247**	**282**	**326**	**317**	**335**	**290**	**460**	**1 060**	**1 402**

Liv

SEKm	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Net interest income	4	3	1	1	-3	-4	-3	-5	9	-15
Net life insurance income	658	706	731	762	761	790	902	899	2 857	3 352
Net other income										
Total operating income	**662**	**709**	**732**	**763**	**758**	**786**	**899**	**894**	**2 866**	**3 337**
Staff costs	-229	-240	-223	-260	-239	-259	-225	-247	-952	-970
Other expenses	-367	-318	-307	-413	-392	-364	-252	-343	-1 405	-1 351
Net deferred acquisition costs	112	105	61	199	168	144	44	146	477	502
Depreciation of assets	-7	-14	-11	-21	-12	-12	-13	-11	-53	-48
Total operating expenses	**-491**	**-467**	**-480**	**-495**	**-475**	**-491**	**-446**	**-455**	**-1 933**	**-1 867**
Operating profit *	**171**	**242**	**252**	**268**	**283**	**295**	**453**	**439**	**933**	**1 470**
Change in surplus values	268	44	325	643	422	493	381	364	1 280	1 660
Business result	**439**	**286**	**577**	**911**	**705**	**788**	**834**	**803**	**2 213**	**3 130**

* Consolidated in the Group accounts

Other and eliminations

SEKm	Q 1 2005	Q 2 2005	Q 3 2005	Q 4 2005	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Full year 2005	Full year 2006
Net interest income	88	-97	-104	-31	-4	-93	-147	-68	-144	-312
Net fee and commission income	88	104	83	25	153	167	207	157	300	684
Net financial income	109	143	13	24	-34	-48	44	-151	289	-189
Net life insurance income	-136	-133	-155	-130	-205	-199	-199	-204	-554	-807
Net other income	8	35	-27	44	121	30	194	-3	60	342
Total operating income	**157**	**52**	**-190**	**-68**	**31**	**-143**	**99**	**-269**	**-49**	**-282**
Staff costs	-379	-345	-313	-520	-547	-490	-408	-586	-1 557	-2 031
Other expenses	288	243	385	379	246	299	293	346	1 295	1 184
Net Deferred Acquisition Costs		1	-1				1	-1		
Depreciation of assets	-69	-28	-50	-46	-56	-50	-55	-54	-193	-215
Restructuring costs				-789					-789	
Total operating expenses	**-160**	**-129**	**21**	**-976**	**-357**	**-241**	**-169**	**-295**	**-1 244**	**-1 062**
Profit before credit losses etc	**-3**	**-77**	**-169**	**-1 044**	**-326**	**-384**	**-70**	**-564**	**-1 293**	**-1 344**
Gains less losses from assets	2		-1	-2			1	-1	-1	
Net credit losses	1	1	-1	1		-1	2	-9	2	-8
Operating profit		**-76**	**-171**	**-1 045**	**-326**	**-385**	**-67**	**-574**	**-1 292**	**-1 352**

The SEB Group
Net fee and commission income

SEKm	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Issue of securities	21	30	21	121	42	99	51	98	193	290
Secondary market shares	568	679	692	660	915	1 070	556	759	2 599	3 300
Secondary market other	57	104	67	112	109	154	63	205	340	531
Custody and mutual funds	1 096	1 153	1 288	1 473	1 487	1 535	1 500	1 662	5 010	6 184
Securities commissions	**1 742**	**1 966**	**2 068**	**2 366**	**2 553**	**2 858**	**2 170**	**2 724**	**8 142**	**10 305**
Payments	397	427	405	450	442	444	438	463	1 679	1 787
Card fees	746	863	853	909	868	949	928	985	3 371	3 730
Payment commissions	**1 143**	**1 290**	**1 258**	**1 359**	**1 310**	**1 393**	**1 366**	**1 448**	**5 050**	**5 517**
Advisory	212	370	230	472	403	372	511	456	1 284	1 742
Lending	174	230	316	220	250	258	207	231	940	946
Deposits	24	26	24	22	24	28	36	36	96	124
Guarantees	51	53	57	64	63	74	70	71	225	278
Derivatives	74	88	58	86	110	111	81	82	306	384
Other	160	139	214	185	181	193	222	253	698	849
Other commissions	**695**	**906**	**899**	**1 049**	**1 031**	**1 036**	**1 127**	**1 129**	**3 549**	**4 323**
Total commission income	**3 580**	**4 162**	**4 225**	**4 774**	**4 894**	**5 287**	**4 663**	**5 301**	**16 741**	**20 145**
Securities commissions	-76	-185	-193	-129	-164	-419	-117	-198	-583	-898
Payment commissions	-384	-447	-485	-491	-494	-537	-530	-589	-1 807	-2 150
Other commissions	-176	-226	-131	-259	-243	-224	-244	-240	-792	-951
Commission expense	**-636**	**-858**	**-809**	**-879**	**-901**	**-1 180**	**-891**	**-1 027**	**-3 182**	**-3 999**
Securities commissions	1 666	1 781	1 875	2 237	2 389	2 439	2 053	2 526	7 559	9 407
Payment commissions	759	843	773	868	816	856	836	859	3 243	3 367
Other commissions	519	680	768	790	788	812	883	889	2 757	3 372
Net fee and commission income	**2 944**	**3 304**	**3 416**	**3 895**	**3 993**	**4 107**	**3 772**	**4 274**	**13 559**	**16 146**

The SEB Group
Net financial income

SEKm	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full year 2005	Full year 2006
Equity instruments and related derivatives	124	275	291	930	143	114	153	-68	1 620	342
Interest bearing instruments and related derivatives	22	291	-185	-747	320	288	287	529	-619	1 424
Capital market related	**146**	**566**	**106**	**183**	**463**	**402**	**440**	**461**	**1 001**	**1 766**
Currency related	608	594	482	707	516	645	450	659	2 391	2 270
Other financial instruments *										
Net financial income	**754**	**1 160**	**588**	**890**	**979**	**1 047**	**890**	**1 120**	**3 392**	**4 036**

* From 2005 classification is in accordance with IAS 39. A major part is interest related.

Appendix 6 Skandinaviska Enskilda Banken (parent company)

Income statement - Skandinaviska Enskilda Banken

In accordance with SFSA regulations	Q4	Q3		Q4		Jan - Dec		
SEKm	2006	2006	%	2005	%	2006	2005	%
Interest income	*9 506*	*7 857*	*21*	*6 622*	*44*	*32 316*	*23 438*	*38*
Leasing income	*222*	*218*	*2*	*197*	*13*	*877*	*780*	*12*
Interest expense	*-8 600*	*-6 990*	*23*	*-5 559*	*55*	*-28 482*	*-19 333*	*47*
Net interest income [1]								
Dividends received	1 095	173		1 528	-28	1 407	1 919	-27
Commission income [2]	*2 164*	*1 884*	*15*	*1 715*	*26*	*8 374*	*6 055*	*38*
Commission costs [2]	*- 311*	*- 278*	*12*	*- 294*	*6*	*-1 211*	*- 974*	*24*
Net commission income [2]	1 853	1 606	15	1 421	30	7 163	5 081	41
Net financial income [3]	1 024	714	43	717	43	3 515	2 558	37
Other operating income	631	660	-4	561	12	2 108	965	118
Total income	**5 731**	**4 238**	**35**	**5 487**	**4**	**18 904**	**15 408**	**23**
Staff costs	-2 118	-1 995	6	-1 657	28	-8 409	-6 186	36
Other administrative and operating costs	-1 061	-1 198	-11	-1 720	-38	-4 664	-4 668	0
Depreciation and write-downs of tangible and intangible fixed assets	- 109	- 101	8	- 97	12	- 399	- 336	19
Total costs	**-3 288**	**-3 294**	**0**	**-3 474**	**-5**	**-13 472**	**-11 190**	**20**
Profit/loss from banking operations before credit losses	**2 443**	**944**	**159**	**2 013**	**21**	**5 432**	**4 218**	**29**
Net credit losses [4]	- 45	- 29	55	- 38	18	- 134	- 79	70
Change in value of seized assets				- 1	-100		- 9	-100
Impairment financial assets	- 89	- 10		- 178	-50	- 100	- 220	-55
Operating profit	**2 309**	**905**	**155**	**1 796**	**29**	**5 198**	**3 910**	**33**
Pension compensation	93	90	3	73	27	343	284	21
Profit before appropriation and tax	**2 402**	**995**	**141**	**1 869**	**29**	**5 541**	**4 194**	**32**
Other appropriations	- 155	- 178	-13	- 517	-70	- 688	-1 342	-49
Current tax	925	- 379		- 13		- 199	- 660	-70
Deferred tax	- 833	114		62		- 492	367	
Net profit	**2 339**	**552**		**1 401**	**67**	**4 162**	**2 559**	**63**

1) Net interest income - Skandinaviska Enskilda Banken

	Q4	Q3		Q4		Jan - Dec		
SEKm	2006	2006	%	2005	%	2006	2005	%
Interest income	*9 506*	*7 857*	*21*	*6 622*	*44*	*32 316*	*23 438*	*38*
Leasing income	*222*	*218*	*2*	*197*	*13*	*877*	*780*	*12*
Interest costs	*-8 600*	*-6 990*	*23*	*-5 559*	*55*	*-28 482*	*-19 333*	*47*
Leasing depreciation	-75	-76	*-1*	-73	*3*	-302	-284	*6*
Net interest income	**1,053**	**1,009**	**4**	**1,187**	***-11***	**4,409**	**4,601**	**-4**

2) Net fee and commission income - Skandinaviska Enskilda Banken

SEKm	Q4 2006	Q3 2006	%	Q4 2005	%	Jan-Dec 2006	Jan-Dec 2005	%
Securities commissions	1 260	958	*32*	881	*43*	4 633	2 853	*62*
Payment commissions	323	318	*2*	310	*4*	1 279	1 218	*5*
Other commissions	581	608	*-4*	524	*11*	2 462	1 984	*24*
Commission income	**2 164**	**1 884**	***15***	**1 715**	***26***	**8 374**	**6 055**	***38***
Securities commissions	-48	-25	*92*	-46	*4*	-174	-118	*47*
Payment commissions	-137	-125	*10*	-125	*10*	-490	-468	*5*
Other commissions	-126	-128	*-2*	-123	*2*	-547	-388	*41*
Commission expense	**-311**	**-278**	***12***	**-294**	***6***	**-1 211**	**-974**	***24***
Securities commissions, net	1 212	933	*30*	835	*45*	4 459	2 735	*63*
Payment commissions, net	186	193	*-4*	185	*1*	789	750	*5*
Other commissions, net	455	480	*-5*	401	*13*	1 915	1 596	*20*
Net fee and commission income	**1 853**	**1 606**	***15***	**1 421**	***30***	**7 163**	**5 081**	***41***

3) Net financial income - Skandinaviska Enskilda Banken

SEKm	Q4 2006	Q3 2006	%	Q4 2005	%	Jan-Dec 2006	Jan-Dec 2005	%
Equity instruments and related derivatives	- 47	219	*-121*	962	*-105*	189	1 068	*-82*
Debt instruments and related derivatives	581	272	*114*	- 733	*-179*	1 557	- 425	
Capital market related	**534**	**491**	***9***	**229**	***133***	**1 746**	**643**	***172***
Currency-related	490	223	*120*	488	*0*	1 769	1 915	*-8*
Net financial income	**1 024**	**714**	***43***	**717**	***43***	**3 515**	**2 558**	***37***

4) Net credit losses - Skandinaviska Enskilda Banken

SEKm	Q4 2006	Q3 2006	%	Q4 2005	%	Jan-Dec 2006	Jan-Dec 2005	%
Provisions:								
Net collective provisions	24	- 22		103	*-77*	- 138	114	
Specific provisions	- 22	- 5		- 123	*-82*	- 46	- 191	*-76*
Reversal of specific provisions no longer required	14	12	*17*	10	*40*	36	53	*-32*
Net provisions for contingent liabilities	2	- 2	*-200*	5	*-60*		5	*-100*
Net provisions	**18**	**- 17**		**- 5**		**- 148**	**- 19**	
Write-offs:								
Total write-offs	- 95	- 58	*64*	- 59	*61*	- 265	- 217	*22*
Reversal of specific provisions utilized for write-offs	48	43	*12*	16	*200*	182	93	*96*
Write-offs not previously provided for	- 47	- 15		- 43	*9*	- 83	- 124	118
Recovered from previous write-offs	15	3		10	*50*	97	64	*52*
Net write-offs	**- 32**	**- 12**	***167***	**- 33**	***-3***	**14**	**- 60**	***-123***
Net credit losses	**- 14**	**- 29**	***-52***	**- 38**	***-63***	**- 134**	**- 79**	***70***
Change in value of seized assets				**-1**	***-100***		**-9**	***-100***
Net credit losses incl. change in value of seized assets	**- 14**	**- 29**	***-52***	**- 39**	***-64***	**- 134**	**- 88**	***52***

Balance sheet - Skandinaviska Enskilda Banken

Condensed SEKm	31 December 2006	31 December 2005
Cash and cash balances with central banks	1 828	6 037
Loans to credit institutions	360 728	331 451
Loans to the public	333 129	291 861
Financial assets at fair value	349 764	362 236
Available-for-sale financial assets	22 057	19 074
Held-to-maturity investments	3 820	3 483
Discontinued operations		661
Investments in associates	1 059	1 160
Shares in subsidiaries	55 306	57 381
Tangible and intangible assets	15 397	15 103
Other assets	28 961	43 376
Total assets	**1 172 049**	**1 131 823**
Deposits by credit institutions	332 371	345 510
Deposits and borrowing from the public	389 127	324 719
Debt securities	172 288	138 038
Financial liabilities at fair value	141 501	187 533
Other liabilities	46 166	50 081
Provisions	416	654
Subordinated liabilities	42 278	43 049
Untaxed reserves	12 089	11 402
Total equity	35 813	30 837
Total liabilities and shareholders' equity	**1 172 049**	**1 131 823**

Memorandum items - Skandinaviska Enskilda Banken

SEKm	31 December 2006	31 December 2005
Collateral and comparable security pledged for own liabilities	231 121	168 014
Other pledged assets and comparable collateral	70 051	48 846
Contingent liabilities	55 721	51 188
Commitments	233 895	197 283

Statement of changes in equity - Skandinaviska Enskilda Banken

SEKm	31 December 2006	31 December 2005
Opening balance	1 009	671
Net change in reserves	- 430	338
Revaluation reserves	**579**	**1 009**
Opening balance	29 828	29 094
New accounting principle (IAS 32), Swap agreements		-1 394
Reserve for unrealised gains	544	- 278
Effect of merger of SEB IT and Enskilda Securities	1 031	
Dividend to shareholders	-3 264	-3 065
Dividend own holdings of shares	75	216
Group contributions	2 260	2 492
Tax on Group contributions	- 633	- 698
Result, holding of own shares		
Neutralisation of PL impact of employee stock option programme	129	88
Utilization of employee stock options	451	528
Eliminations of repurchased shares for stock option programme*	1 232	204
Eliminations of repurchased shares for improvement of the capital structure		- 218
Transfer non-restricted/restricted equity	- 544	278
Translation difference	- 37	22
Net profit	4 162	2 559
Core equity	**35 234**	**29 828**
Total equity	**35 813**	**30 837**

* As of 31 December 2005 SEB owned 18.4 million Class A shares for the employee stock option programme. The acquisition cost for these shares is deducted from shareholders' equity. During 2006 6.5 million of these shares have been sold as employee stock options have been exercised. In addition 3.1 million shares have been sold in accordance with decision at the AGM. Thus, as of 31 December SEB owned 8.8 million Class A-shares with a market value of SEK 1,929m for hedging of the long-term incentive programme.

Cash flow analysis - Skandinaviska Enskilda Banken

SEKm	Jan - Dec 2006	2005	%
Cash flow from the profit and loss statement	3 924	1 018	
Increase (-)/decrease (+) in portfolios	-32 945	-44 240	*-26*
Increase (+)/decrease (-) in issued short term securities	60 688	32 354	*88*
Increase (-)/decrease (+) in lending to credit institutions	-18 537	19 719	*-194*
Increase (-)/decrease (+) in lending to the public	-41 796	-40 249	*4*
Increase (+)/decrease (-) in liabilities to credit institutions	-13 138	55 264	*-124*
Increase (+)/decrease (-) in deposits and borrowings from the public	64 407	14 574	
Change in other balance sheet items	9 411	-9 626	*-198*
Cash flow, current operations	32 014	28 814	*11*
Cash flow, investment activities	5 208	275	
Cash flow, financing activities	-30 396	35 322	*-186*
Cash flow	**6 826**	**64 411**	*-89*
Liquid funds at beginning of year	82 666	18 217	
Exchange difference in liquid funds	- 294	38	
Cash flow	6 826	64 411	*-89*
Liquid funds at end of period[1)]	**89 198**	**82 666**	*8*

Only liquid funds have been adjusted for exchange rate differences.

1) Cash and cash equivalents at end of period is defined as Cash and cash balances with central banks and Loans to credit institutions - payable on demand. Cash and cash equivalents 2005 is restated.

Derivative contracts - Skandinaviska Enskilda Banken

31 December 2006 Book value, SEK m	Derivatives with positive amounts	Derivatives with negative amounts
Interest-related	38 689	36 994
Currency-related	24 187	23 865
Equity-related	1 415	1 220
Total	**64 291**	**62 079**

Annual Accounts 2006

PRESS RELEASE **STOCKHOLM 9 FEBRUARY 2007**

SEB 2006 – operating profit SEK 15.6bn

- Operating profit for the full year 2006 increased by 39 per cent, to SEK 15,562m. Net profit improved by 50 per cent, to SEK 12,623m.
- Operating income rose by 13 per cent, to SEK 38.7bn and costs by 2 per cent, to SEK 22.5bn. Cost/income ratio improved to 0.58 (0.65). Incremental cost/income ratio for 2006 was 0.28.
- Return on equity was 20.8 per cent (15.8) and earnings per share SEK 18.72 (12.58).
- Operating profit for the fourth quarter amounted to SEK 4,124m, an increase of 21 per cent compared with the corresponding quarter of 2005 – adjusted for one-off charges - and 7 per cent up compared with the previous quarter. Net profit rose to SEK 3,790m.
- Increased sales efforts and high activity throughout the year strengthened income generation. Quarterly operating income exceeded SEK 10bn.
- Operating expenses increased slightly compared with the previous quarter due to performance-related costs. Cost/income ratio improved to 0.57.
- The Board of Directors proposes a dividend of SEK 6.00 (4.75).

President's comments

Building on the strong economic climate with high financial market activities and business volumes, SEB achieved its best result so far. The efforts to improve productivity and establish a more competitive long-term cost-base are gradually yielding result. In last year's buoyant business climate, revenues were up by SEK 4.5bn, or 13 per cent, whilst costs increased by 2 per cent. Return on equity reached 20.8 per cent.

Improved pro-activity towards customers strengthened SEB's position as a financial advisor where commissions, including net life insurance income, generated nearly 50 per cent of total revenues. Strong markets and intensified customer activities led to higher operating profit in all divisions. Profit growth was particularly strong within Merchant Banking, Eastern European Banking and Life, with operating results increasing in the region of 40 to 65 per cent.

Several steps were taken during the past year to realise the full potential of SEB's attractive platform with a diversified business-mix around the Baltic rim. SEB has narrowed its strategy to a full universal banking offering in Sweden, the Baltic countries and Germany and a more focused offering in other markets.

SEB has laid out a roadmap to integrated businesses and common support functions. A Group-wide programme to improve operational excellence, the SEB Way, has been launched. It includes installing streamlined processes, sharing knowledge and encouraging a culture of continuous improvement.

Strengthened customer offerings and increased efficiency are key priorities in order to facilitate further profit growth. This work will continue in 2007.

The long-term commitment to excellence remains unchanged. SEB strives to become the number one North-European bank in terms of customer satisfaction in its chosen segments, with the aim to achieve leadership in financial performance.

The Group

Fourth quarter isolated

Strong income generation and cost control

SEB's *operating profit* for the fourth quarter amounted to SEK 4,124m, an increase of 63 per cent compared with the corresponding quarter of 2005 – which was affected by one-off charges of SEK 890m - and 7 per cent better than in the previous quarter. The low tax rate was mainly due to improved results of business operations subject to a lower tax rate and increased non-taxable income

Net profit (after tax) was SEK 3,790m, an improvement of 97 per cent compared with the corresponding quarter in 2005 and 24 per cent up from the previous quarter.

Total operating income reached SEK 10,004m, up by 5 per cent compared with the corresponding quarter of last year and 6 per cent higher than in the third quarter of 2006.

Net interest income was 3 per cent higher compared with the previous quarter and 5 per cent lower than the corresponding quarter of last year. Increased funding costs from higher short-term interest rates were more than offset by positive interest-related effects in net financial income. Net interest income was supported by higher volumes and overall stable margins.

Net fee and commission income rose by 10 per cent compared with the corresponding quarter in 2005. In comparison with the third quarter, commission income rose by 13 per cent, mainly due to higher brokerage fees.

Net life insurance income remained stable compared with the previous quarter and increased by 14 per cent compared with the corresponding quarter of last year.

Net financial income was 26 per cent higher compared with the previous quarter due to higher customer-driven flows and increased market activity overall.

Net other income of SEK 274m included no one-offs.

Total operating expenses amounted to SEK 5,680m. This was a decrease of 3 per cent compared with the corresponding quarter in 2005, adjusted for one-off charges for unutilised office space and integration of SEK 890m. Compared with the previous quarter, costs were up by 4 per cent due to SEK 169m of higher performance-related remuneration. During the quarter, SEK 70m was provisioned for redundancy costs and SEK 111m for social charges related to the long-term incentive programmes.

The full year of 2006

Best result to date

Operating profit for 2006 increased by SEK 4.3bn or 39 per cent, to SEK 15,562m (11,223). Approximately 50 per cent of operating profit was generated outside Sweden. Net profit rose by 50 per cent, to SEK 12,623m (8,421).

Income up by 13 per cent

Total operating income improved by SEK 4.5bn or 13 per cent to SEK 38,747m (34,227).

Net interest income was flat at SEK 14,281m (14,282). Margin pressure, although less pronounced, in combination with increased funding costs due to higher short-term interest rates were offset by rising volumes. The customer driven net interest income grew by 14 per cent.

Net fee and commission income improved by 19 per cent, to SEK 16,146m (13,559). All commission income categories increased significantly. This was particularly evident for securities commissions, which net of expenses increased by 24 per cent, and advisory fees, up by 36 per cent.

Net financial income rose by 19 per cent to SEK 4,036m (3,392). The increase was an effect of high customer-driven activity in the trading and capital market areas.

Net life insurance income improved by 13 per cent, to SEK 2,661m (2,352), principally as a result of continued strong sales and higher unit-linked volumes. A complete description of SEB's life operations, including changes in surplus values, is found in "Additional information" on www.sebgroup.com.

Net other income increased to SEK 1,623m (642), mainly due to higher capital gains and positive effects from hedge accounting. One-offs during 2006 totalled SEK 474m.

Stable costs

Total operating expenses amounted to SEK 22,537m (22,149), up by 2 per cent compared with last year. The increase was mainly due to SEK 461m of higher performance-related remuneration in combination with provisions made - SEK 70m for redundancy costs and SEK 268m for social charges in relation to the long-term incentive programmes. Excluding these staff costs and the one-off charges for unutilised office space and integration of SEK 890m in 2005, operating expenses rose by less than 2 per cent.

Staff costs rose slightly, excluding performance-related remuneration and provisions for redundancy costs. Including these effects, total staff costs amounted to SEK 14,363m (13,342). The average number of full time equivalents in 2006 increased to 19,672 (18,948), of which 650 was attributable to acquisitions and growth in Eastern Europe.

Other expenses decreased by 7 per cent, to SEK 7,798 (8,383). Adjusted for the unutilised office space charges and insurance-related broker commissions, other expenses were up by 1 per cent, mainly due to increased costs for IT and marketing. Approximately SEK 200m of the 2005 charge for unutilised office space has been used.

Low credit loss level

The Group's *net credit losses*, including changes in the value of assets taken over, decreased to SEK 718m (914). The credit loss level was 0.08 per cent (0.11). Asset quality remained stable. The reserve ratio was 75 per cent (78).

Reduced tax rate

Total tax costs amounted to SEK 2,939m (2,770). The total tax rate was 18.9 per cent (24.7). The reduced tax rate was mainly due to improved results of business operations subject to a lower tax rate and increased non-taxable income. The expected tax rate for 2007 is around 23 per cent.

Business volumes

Total assets decreased somewhat during the fourth quarter due to reduced securities holdings and currency effects from the appreciation of the Swedish krona. The Group's total balance sheet of SEK 1,934bn at year-end represented an increase of 2 per cent since year-end 2005 due to higher lending and securities portfolios. Lending to the public increased by SEK 45bn to SEK 947bn, while deposits and borrowings from the public rose by SEK 72bn to SEK 642bn.

The strengthening of the Swedish krona also affected SEB's total credit exposure, which decreased to SEK 1,315bn (1,328). Credit volumes related to the Nordic household sector and the Baltic banks' operations continued to grow.

As of 31 December 2006, assets under management amounted to SEK 1,262bn, an increase of 13 per cent compared with year-end 2005. Net inflow during the year was high, at SEK 61bn (54), while the change in value was SEK 78bn (178). The dominating part of the net inflow emanated from Sweden and Finland. SEB was the market leader within net sales of mutual funds in Sweden with a market share of 26 per cent as of 31 December 2006.

Assets under custody amounted to SEK 5,234bn, an increase of 25 per cent since year-end 2005.

Market risk

During 2006, the Group's Value at Risk in the trading operations averaged SEK 96m (64). This means that the Group on average, with 99 per cent probability, would not expect to lose more than this amount during a ten-day period. The increase was due to higher market volatility. The sensitivity in net interest income from a one per cent upward parallel shift in the yield curve at year-end was approximately SEK -500m (-800).

Capital base and capital adequacy

Total risk-weighted assets (RWA) amounted to SEK 741bn (705). The divestiture of the Polish BOS Bank in the third quarter reduced RWA by SEK 11bn.

The capital base was supported by a GBP 375m subordinated debt loan issued during the fourth quarter.

The sale of three million own shares, in excess of needs for the hedging of SEB's long-term incentive programmes, increased the Group's equity by SEK 579m.

On 31 December 2006, the capital base of the financial group of undertakings (i.e. excluding insurance companies) was SEK 84.9bn (76.3). Core capital was SEK 60.7bn (53.1), of which SEK 7.5bn (8.0) constituted core capital contribution. The *core capital ratio* was 8.2 per cent (7.5) and the *total capital ratio* 11.5 per cent (10.8).

Risk and capital management

Within the Common Market, national authorities are now implementing the Basel II capital adequacy rules. In Sweden, the new regime became effective on 1 February 2007. SEB received a positive ruling on 19 December 2006 to use the Internal Ratings Based approach for reporting of banking, corporate and household mortgage portfolios in Sweden and Germany. This corresponds to more than 70 per cent of the total credit volume (in Basel I RWA terms).

Fully implemented, the Group's RWA will be substantially reduced, which does not necessarily mean that capital can be released at the same pace due to business mix, rating and supervisory considerations.

Rating

During the year, SEB's rating development has been positive. Standard & Poor's up-graded the Bank to A+ and Fitch changed the outlook from stable to positive. SEB has an AA-rating ambition and currently holds an AA-equivalent rating with Moody's and DBRS.

Investments and divestments

In 2006, SEB acquired the Russian PetroEnergoBank and the Danish asset management company Prime Management. SEB sold the UK subsidiary of SEB Trygg Liv and Union Inkasso, a retail debt collection subsidiary of SEB AG. SEB also sold its holding in the Polish BOS Bank and opened a branch in Warsaw. The divestment of properties owned by SEB's Baltic subsidiary banks continued and is planned to be completed in 2007.

Dividend

The Board proposes a dividend of SEK 6.00 (4.75) per Class A and Class C share respectively. The total dividend amounts to SEK 4,123m (3,264), calculated on the total number of issued shares as per 31 December 2006, including repurchased shares. This proposal corresponds to 32 per cent (38) of earnings per share. The SEB share will be traded ex dividend on 29 March 2007.

New Group structure

As from 1 January 2007 SEB has a new Group structure in order to strengthen its customer services, increase efficiency and facilitate further growth within the Group's areas of strength. SEB now has four divisions:

- *Merchant Banking* - wholesale and investment banking.
- *Retail Banking* - retail business in Sweden, Estonia, Latvia, Lithuania and Germany and Card.
- *Wealth Management* - asset management and private banking.
- *Life* – life and pension insurance.

New Markets, i.e. SEB in Ukraine and Russia, is kept separate to nurture the long-term growth potential. All businesses are supported by three cross-divisional support functions - *Group Operations*, *Group IT* and *Group Staff*.

Appointments to the Group Executive Committee

The Board has appointed Ingrid Engström and David Smith as Executive Vice Presidents and members of the Group Executive Committee. Ingrid Engström, presently with Eniro, will assume responsibility for HR &

Organisational Development. David Smith, formerly within Citigroup, assumes a position as Head of Business Support with responsibilities including Group IT, Group Operations and SEB Way.

Stockholm, 9 February 2007
Annika Falkengren
President and Chief Executive Officer

The Annual Accounts have been prepared in accordance with International Financial Reporting Standards IFRS/IAS, endorsed by the European Commission. The accounting regulations of the Swedish Financial Supervisory Authority require some additional disclosures.

The full report includes information on Skandinaviska Enskilda Banken AB (publ), presented in "Additional information". All information is found at www.sebgroup.com.

A tax rate of 28 per cent has previously been used for return calculations for all divisions. However, from the beginning of 2006 an estimated tax rate, better reflecting a division's actual tax rate, is used. Comparative figures have been adjusted accordingly.

More detailed information is presented at www.sebgroup.com as "Additional information" including:

Appendix 1	SEB Trygg Liv
Appendix 2	Credit exposure
Appendix 3	Capital base
Appendix 4	Market risk
Appendix 5	Quarterly accounts
Appendix 6	Skandinaviska Enskilda Banken (parent company)

Financial information in 2007

9 February	Annual Accounts for 2006
6 March	Annual Report available on www.sebgroup.com
12 March	Distribution of printed version of Annual Report, also available at SEB's Head office in Stockholm
28 March	Annual General Meeting in Stockholm
4 May	Interim Report January-March
19 July	Interim Report January-June
26 October	Interim Report January-September

Further information is available from:

Per-Arne Blomquist, CFO,
Tel. + 46 8 22 19 00
Odd Eiken, Acting Head of Group Communications,
Tel. + 46 8 763 87 30; +46 70 763 87 30
Ulf Grunnesjö, Head of Investor Relations
Tel: +46 8 763 85 01, +46 70 763 85 01
Annika Halldin, Financial Information Officer,
Tel. +46 8 763 85 60, +46 70 379 00 60

Skandinaviska Enskilda Banken AB (publ)
SE-106 40 Stockholm, Sweden
Telephone: +46 771 62 10 00
www.sebgroup.com
Corporate registration number: 502032-9081

The SEB Group

Income statement – SEB Group

Condensed SEKm	Q4 2006	Q3 2006	%	Q4 2005	%	Jan-Dec 2006	Jan-Dec 2005	%
Net interest income	3 604	3 503	*3*	3 803	*-5*	14 281	14 282	*0*
Net fee and commission income	4 274	3 772	*13*	3 895	*10*	16 146	13 559	*19*
Net financial income	1 120	890	*26*	890	*26*	4 036	3 392	*19*
Net life insurance income	732	739	*-1*	644	*14*	2 661	2 352	*13*
Net other income	274	538	*-49*	305	*-10*	1 623	642	*153*
Total operating income	**10 004**	**9 442**	**6**	**9 537**	**5**	**38 747**	**34 227**	**13**
Staff costs	-3 735	-3 443	*8*	-3 766	*-1*	-14 363	-13 342	*8*
Other expenses	-1 878	-1 820	*3*	-2 904	*-35*	-7 798	-8 383	*-7*
Net deferred acquisition costs	151	45		199	*-24*	507	477	*6*
Depreciation, amortisation and impairments of tangible and intangible assets	-218	-232	*-6*	-258	*-16*	-883	-901	*-2*
Total operating expenses	**-5 680**	**-5 450**	**4**	**-6 729**	**-16**	**-22 537**	**-22 149**	**2**
Gains less losses from tangible and intangible assets	22	6		53	*-58*	70	59	*19*
Net credit losses incl. changes in value of seized assets	-222	-136	*63*	-331	*-33*	-718	-914	*-21*
Operating profit*	**4 124**	**3 862**	**7**	**2 530**	**63**	**15 562**	**11 223**	**39**
Income tax expense	-334	-803	*-58*	-560	*-40*	-2 939	-2 770	*6*
Net profit from continuing operations	**3 790**	**3 059**	**24**	**1 970**	**92**	**12 623**	**8 453**	**49**
Discontinued operations				-50	*-100*		-32	*-100*
Net profit	**3 790**	**3 059**	**24**	**1 920**	**97**	**12 623**	**8 421**	**50**
Attributable to minority interests	3	6	*-50*	5	*-40*	18	20	*-10*
Attributable to equity holders **	**3 787**	**3 053**	**24**	**1 915**	**98**	**12 605**	**8 401**	**50**
* SEB Trygg Liv's operating profit	439	453	-3	268	64	1 470	933	58
Change in surplus values, net	364	381	-4	643	-43	1 660	1 280	30
SEB Trygg Liv's business result	803	834	-4	911	-12	3 130	2 213	41
** Basic earnings per share from continuing operations, SEK	5.61	4.54		2.94		18.72	12.63	
** Diluted earnings per share from continuing operations, SEK	5.55	4.48		2.96		18.53	12.52	

Key figures - SEB Group

	Q4 2006	Q3 2006	Q4 2005	Jan-Dec 2006	Jan-Dec 2005
Return on equity, %	23.2	19.9	13.7	20.8	15.8
Return on total assets, %	0.78	0.62	0.41	0.64	0.48
Return on risk-weighted assets, %	2.04	1.64	1.11	1.71	1.31
Basic earnings per share, SEK	5.61	4.54	2.86	18.72	12.58
Basic earnings per share from continuing operations, SEK	5.61	4.54	2.94	18.72	12.63
Basic earnings per share from discontinued operations, SEK	0.00	0.00	-0.07	0.00	-0.05
Weighted average number of shares, millions*	675	673	668	673	668
Diluted earnings per share, SEK	5.55	4.48	2.87	18.53	12.47
Diluted earnings per share from continuing operations, SEK	5.55	4.48	2.96	18.53	12.52
Diluted earnings per share from discontinued operations, SEK	0.00	0.00	-0.08	0.00	-0.05
Weighted average number of diluted shares, millions**	682	681	663	680	674
Cost/income ratio	0.57	0.58	0.71	0.58	0.65
Credit loss level, %	0.10	0.06	0.16	0.08	0.11
Reserve ratio for impaired loans, %	75.1	77.5	77.7	75.1	77.7
Level of impaired loans, %	0.22	0.21	0.22	0.22	0.22
Total capital ratio, incl net profit, %	11.47	10.81	10.83	11.47	10.83
Core capital ratio, incl net profit, %	8.19	7.90	7.53	8.19	7.53
Risk-weighted assets, SEK billion	741	743	705	741	705
Number of full time equivalents, average	19 597	19 791	19 179	19 672	18 948
Number of e-banking customers, thousands	2 597	2 523	2 299	2 597	2 299
Assets under management, SEK billion	1 262	1 208	1 118	1 262	1 118

* Issued number of shares was 687,156,631 at year-end 2005. SEB then owned 18.4 million Class A shares for the employee stock option programme. During 2006 6.5 million of these shares have been sold as employee stock options have been exercised. In addition 3.1 million shares have been sold in accordance with decision at the AGM. Thus, as of 31 December SEB owned 8.8 million Class A-shares with a market value of SEK 1,929m.

** Calculated dilution based on the estimated economic value of the long-term incentive programmes.

Income statement, quarterly basis - SEB Group

SEKm	2006:4	2006:3	2006:2	2006:1	2005:4
Net interest income	3 604	3 503	3 578	3 596	3 803
Net fee and commission income	4 274	3 772	4 107	3 993	3 895
Net financial income	1 120	890	1 047	979	890
Net life insurance income	732	739	607	583	644
Net other income	274	538	352	459	305
Total operating income	**10 004**	**9 442**	**9 691**	**9 610**	**9 537**
Staff costs	-3 735	-3 443	-3 463	-3 722	-3 766
Other expenses	-1 878	-1 820	-2 101	-1 999	-2 904
Net deferred acquisition costs	151	45	144	167	199
Depreciation, amortisation and impairments of tangible and intangible assets	- 218	- 232	- 217	- 216	- 258
Total operating expenses	**-5 680**	**-5 450**	**-5 637**	**-5 770**	**-6 729**
Gains less losses from tangible and intangible assets	22	6	14	28	53
Net credit losses**	- 222	- 136	- 162	- 198	- 331
Operating profit*	**4 124**	**3 862**	**3 906**	**3 670**	**2 530**
Income tax expense	- 334	- 803	- 959	- 843	- 560
Net profit from continuing operations	**3 790**	**3 059**	**2 947**	**2 827**	**1 970**
Discontinued operations					- 50
Net profit	**3 790**	**3 059**	**2 947**	**2 827**	**1 920**
Attributable to minority interests	3	6	4	5	5
Attributable to equity holders***	**3 787**	**3 053**	**2 943**	**2 822**	**1 915**
* SEB Trygg Liv's operating profit	439	453	295	283	268
Change in surplus values, net	364	381	493	422	643
SEB Trygg Liv's business result	803	834	788	705	911
** Including change in value of seized assets					
*** Basic earnings per share from continuing operations, SEK	5.61	4.54	4.38	4.22	2.94
Diluted earnings per share from continuing operations, SEK	5.55	4.48	4.35	4.17	2.96

Income statement, by Division - SEB Group

Jan-Dec 2006, SEKm	Merchant Banking	Nordic Retail & Private Banking	German Retail & Mortgage Banking	Eastern European Banking	Asset Manage-ment	Life*	Other incl elimi-nations	SEB Group
Net interest income	4 595	4 679	2 670	2 560	104	- 15	- 312	14 281
Net fee and commission income	5 730	4 740	1 401	1 114	2 477		684	16 146
Net financial income	3 511	295	19	391	9		- 189	4 036
Net life insurance income				116		3 352	- 807	2 661
Net other income	683	150	346	82	20		342	1 623
Total operating income	**14 519**	**9 864**	**4 436**	**4 263**	**2 610**	**3 337**	**- 282**	**38 747**
Staff costs	-4 436	-3 102	-2 053	-1 040	- 731	- 970	-2 031	-14 363
Other expenses	-2 585	-2 786	-1 146	- 656	- 458	-1 351	1 184	-7 798
Net deferred acquisition costs				5		502		507
Depreciation, amortisation and impairments of tangible and intangible assets	- 70	- 79	- 251	- 201	- 19	- 48	- 215	- 883
Total operating expense	**-7 091**	**-5 967**	**-3 450**	**-1 892**	**-1 208**	**-1 867**	**-1 062**	**-22 537**
Gains less losses from tangible and intangible assets		29	- 9	50				70
Net credit losses**	- 116	- 146	- 347	- 101			- 8	- 718
Operating profit	**7 312**	**3 780**	**630**	**2 320**	**1 402**	**1 470**	**-1 352**	**15 562**

* Business result in SEB Trygg Liv amounted to SEK 3,130 (2,213), of which change in surplus values was net SEK 1,660m (1,280).
** Including change in value of seized assets.

Merchant Banking

This division is responsible for large and medium-sized corporations, financial institutions and commercial real estate companies. It comprises customers' trading (in currencies, fixed income and equities), lending, structured finance, import and export finance, custody, cash management and corporate finance.

Profit and loss account

	Q4	Q3		Q4		Jan-Dec		
SEK m	2006	2006	%	2005	%	2006	2005	%
Net interest income	1 042	1 098	-5	1 320	-21	4 595	4 827	-5
Net fee and commission income	1 481	1 353	9	1 355	9	5 730	4 649	23
Net financial income	1 092	697	57	725	51	3 511	2 498	41
Net other income	141	180	-22	97	45	683	181	
Total operating income	**3 756**	**3 328**	**13**	**3 497**	**7**	**14 519**	**12 155**	**19**
Staff costs	-1 147	-1 046	10	-1 195	-4	-4 436	-4 309	3
Other expenses	-583	-677	-14	-702	-17	-2 585	-2 398	8
Net Deferred Acquisition Costs								
Depreciation of assets	-22	-18	22	-38	-42	-70	-92	-24
Total operating expenses	**-1 752**	**-1 741**	**1**	**-1 935**	**-9**	**-7 091**	**-6 799**	**4**
Profit before credit losses etc	**2 004**	**1 587**	**26**	**1 562**	**28**	**7 428**	**5 356**	**39**
Gains less losses on assets				1	-100		1	-100
Net credit losses	-33	-35	-6	-26	27	-116	-24	
Operating profit	**1 971**	**1 552**	**27**	**1 537**	**28**	**7 312**	**5 333**	**37**
Cost/Income ratio	0,47	0,52		0,55		0,49	0,56	
Business equity, SEK bn	20,9	20,9		19,5		20,9	18,0	
Return on equity, %	27,2	21,4		22,7		25,2	21,3	
Number of full time equivalents, average	3 156	3 179		3 398		3 188	3 392	

Intensified customer activity in the fourth quarter

Activity and volumes remained strong in all markets, resulting in the highest quarterly operating profit to date.

Net financial income developed favourably due to high business volumes. Net interest income was 5 per cent lower compared with the previous quarter. Increased funding costs from higher short-term interest rates were more than offset by positive interest-related effects in net financial income.

Total operating expenses were stable compared with the preceding quarter and 6 per cent lower than in the fourth quarter of 2005, excluding the one-off charges of SEK 100m in 2005 relating to the integration of Enskilda Securities. Performance-related remuneration increased, reflecting the higher result. Asset quality remained stable.

Strong income and high operational leverage

The full-year result for 2006 was 37 per cent higher than in 2005, with an operating profit of SEK 7,312m (5,333).

Total operating income rose by 19 per cent. For the year as a whole, client revenues increased by almost SEK 2.5bn. Approximately 50 per cent of total income was generated outside Sweden (45). Total operating expenses grew by 4 per cent compared with 2005 as a result of higher performance-related remuneration. The incremental cost/income ratio for 2006 was 0.12.

2006 in review

Excellent market conditions benefited the division's trading and capital markets businesses across all asset classes, particularly within equity-related areas. Vibrant M&A activity contributed positively to operating income in a number of units. Business activity in general from new and traditional clients was high.

The financial performance in 2006 was based on strong income generation as well as good cost control and continued low net credit losses. The division's scalable business model enabled it to take advantage of the favourable business climate. The Norwegian business developed particularly well. Customer acquisition continued, primarily in SEB's main markets outside Sweden. Operational leverage will be further enhanced by SEB Way.

A particular feature of 2006 was the continued inflow of investments to the private equity market and alternative investment funds. Investors' search for yield in alternative investments and new markets continued to create business opportunities, particularly in the trading and advisory areas.

Demand for corporate finance services remained high throughout 2006. SEB Enskilda Corporate Finance was the leading advisor on Nordic M&A transactions and the leading book-runner on Nordic IPOs during the year.

SEB Enskilda was once again the largest broker by market share on Nordic stock exchanges and was voted

number one for stock brokerage in the Nordic region in the 2006 Prospera survey.

The merits of a more integrated bank were evident within sales of structured products, where coordinated product development and distribution through German Retail and Nordic Retail & Private Banking has generated significantly higher sales volumes. Total primary issuance rose by 69 per cent from 2005, increasing SEB's Swedish market share of new issues to 17 per cent (14).

SEB maintained its regional leadership in commercial real estate banking and further developed its franchise in Norway and Finland with a focus on structured finance solutions. In Germany, SEB continued to develop its commercial real estate business with increasing profitability.

Strong customer acquisition and increased volumes in cash management and securities services led to higher profitability in Global Transaction Services. Profitability was further aided by the focus on operational excellence.

Efficient processing, SEB Way and investments in IT allowed large volume increases to be accommodated with unchanged costs. During the year, part of the operations functions was moved to Riga.

The integration of Enskilda Securities within Merchant Banking was successfully finalised during 2006.

In December, SEB became the first Nordic bank to be granted a licence by the China Banking Regulatory Commission to conduct derivatives business in foreign currencies.

Throughout 2006, awards and customer surveys have confirmed SEB's regional leadership in wholesale banking. This includes both advisory services, such as research and corporate finance, as well as custody, cash management, commercial real estate, equities, foreign exchange and other banking services for companies and institutions.

Nordic Retail & Private Banking

This division is responsible for retail and private banking, primarily in Sweden. The division also comprises SEB's card business.

Profit and loss account

SEK m	Q4 2006	Q3 2006	%	Q4 2005	%	Jan-Dec 2006	Jan-Dec 2005	%
Net interest income	1 190	1 192	*0*	1 205	*-1*	4 679	4 558	*3*
Net fee and commission income	1 268	1 037	*22*	1 303	*-3*	4 740	4 437	*7*
Net financial income	120	47	*155*	72	*67*	295	200	*48*
Net other income	9	81	*-89*	30	*-70*	150	71	*111*
Total operating income	**2 587**	**2 357**	***10***	**2 610**	***-1***	**9 864**	**9 266**	***6***
Staff costs	-775	-810	*-4*	-851	*-9*	-3 102	-3 032	*2*
Other expenses	-731	-612	*19*	-748	*-2*	-2 786	-2 691	*4*
Depreciation of assets	-21	-17	*24*	-15	*40*	-79	-53	*49*
Total operating expenses	**-1 527**	**-1 439**	***6***	**-1 614**	***-5***	**-5 967**	**-5 776**	***3***
Profit before credit losses etc	**1 060**	**918**	***15***	**996**	***6***	**3 897**	**3 490**	***12***
Gains less losses on assets				1	***-100***	29	1	
Net credit losses	-29	-34	*-15*	-43	*-33*	-146	-192	*-24*
Operating profit	**1 031**	**884**	***17***	**954**	***8***	**3 780**	**3 299**	***15***
Cost/Income ratio	0,59	0,61		0,62		0,60	0,62	
Business equity, SEK bn	13,6	13,6		13,3		13,6	12,2	
Return on equity, %	21,8	18,7		20,6		20,0	19,5	
Number of full time equivalents, average	4 604	4 705		4 660		4 730	4 657	

High business activity in the fourth quarter

The fourth quarter was characterised by strong business flows and good cost control across all business areas. Strong sales of savings products and good brokerage income increased commission income. Margin pressure on household mortgage lending was offset by the contribution to net interest income from higher volumes. Operating profit for Retail Banking at SEK 602m and for Private Banking at SEK 212m were considerably higher than in the previous quarter. The division's quarterly operating profit of SEK 1,031m was the highest to date.

Increased efficiency and good sales

For the full year 2006, operating profit increased by 15 per cent, to SEK 3,780m (3,299). Total operating income rose by 6 per cent. Net interest income was up by 3 per cent, as the negative effect of lower pre-redemptions and margin pressure on household mortgages was compensated for by lending and deposit volume increases. Net commissions grew by 7 per cent, driven by strong sales and volume development of savings products.

Total operating expenses increased by 3 per cent, primarily due to investments made in Norway and Denmark. For the retail operations in Sweden costs remained unchanged between the years.

Lending volumes rose by 13 per cent, to SEK 280bn (247) and total deposit volumes were up by 14 per cent to SEK 160bn (141).

Asset quality remained stable.

2006 in review

During 2006, market shares developed favourably within such key areas as mortgages, deposits, consumer credits and equity-linked bonds.

Retail Banking increased its operating profit for 2006 by 14 per cent, to SEK 2,118 m (1,853). Strengthened focus on sales continued to yield result. Income from the SME segment improved considerably and new customers were gained. The SEB Way, the main tool enabling operational excellence, was implemented in back-office operations. Pilot transformations were started in branch operations with very promising results. Initiatives to strengthen customer offerings based on increased simplicity, clarity and availability were continued.

Private Banking increased its operating profit for 2006 by 21 per cent, to SEK 780m (639), due to high stock market activity, good sales and appreciation of assets under management of SEK 307bn (252) at year-end. Euromoney ranked SEB the best private bank in both the Nordic and Baltic countries.

In 2006 *SEB Kort* improved its operating profit to SEK 881m (807). The result included a capital gain of SEK 72m from the listing of MasterCard. Margin pressure was compensated by higher volumes. During 2006 the business area made further investments in organic growth in the Nordic region and in establishing business operations in the Baltic countries. SEB Kort has received awards for best customer service.

SEB in Germany (SEB AG Group)

The SEB AG Group comprises SEB's operations in Germany: the German Retail & Mortgage Banking division, Merchant Banking Germany and Asset Management Germany.

Profit and loss account

	Q4	Q3		Q4		Jan-Dec		
SEK m	2006	2006	%	2005	%	2006	2005	%
Net interest income	845	837	*1*	1 071	*-21*	3 436	4 094	*-16*
Net fee and commission income	715	598	*20*	564	*27*	2 561	2 167	*18*
Net financial income	-14			-86	*-84*	107	-32	
Net other income	87	63	*38*	118	*-26*	352	240	*47*
Total operating income	**1 633**	**1 498**	***9***	**1 667**	***-2***	**6 456**	**6 469**	***0***
Staff costs	-639	-650	*-2*	-648	*-1*	-2 571	-2 502	*3*
Other expenses	-412	-435	*-5*	-496	*-17*	-1 724	-1 893	*-9*
Depreciation of assets	-64	-78	*-18*	-93	*-31*	-271	-301	*-10*
Total operating expenses	**-1 115**	**-1 163**	***-4***	**-1 237**	***-10***	**-4 566**	**-4 696**	***-3***
Profit before credit losses etc	**518**	**335**	***55***	**430**	***20***	**1 890**	**1 773**	***7***
Gains less losses on assets	9			-4		-9	-5	*80*
Net credit losses	-119	-75	*59*	-179	*-34*	-393	-593	*-34*
Operating profit	**408**	**260**	***57***	**247**	***65***	**1 488**	**1 175**	***27***
Cost/Income ratio	0,68	0,78		0,74		0,71	0,73	
Business equity, SEK bn	12,6	12,6		12,5		12,6	12,2	
Return on equity, %	10,4	6,6		6,3		9,5	7,7	
Number of full time equivalents, average	3 423	3 419		3 244		3 404	3 388	

Fourth quarter return on equity exceeded 10 per cent

SEB's German business operations benefited from higher activity levels due to an improvement of the economic climate in the fourth quarter. Operating profit increased by 57 per cent, to SEK 408m compared with the third quarter. Total operating expenses were 4 per cent lower in the fourth quarter compared with the previous quarter.

Net credit losses increased somewhat during the quarter.

Return on equity exceeded 10 per cent.

Enhanced sales and strong business activities

Operating profit for SEB's German business was SEK 1,488m, up by 27 per cent compared with 2005.

Net interest income was lower due to the negative impact from reduced risk-taking in the treasury portfolio and higher short-term interest rates.

Net commission income was up by 18 per cent due to increased sales activities across all business areas.

Total operating expenses were 3 per cent lower compared with 2005. Cost-saving measures within IT, operations as well as staff and support functions compensated for investments in growth initiatives.

Net credit losses decreased by 34 per cent compared with 2005 as a result of improved asset quality.

2006 in review

Merchant Banking acquired a number of new German customers during 2006. This, together with continued improvements to the product range, including structured investment products and tailored financing solutions, led to a strong and improved financial performance in areas such as cash management, trading and capital markets.

Commercial Real Estate showed higher results, mainly due to an increase in new business volume compared with the previous year. The integration of the former subsidiary SEB Hypothekenbank in 2005 led to lower operating costs.

Asset Management reported good income development due to high transaction activity and performance fees. The real estate funds of SEB ImmoInvest recorded high net inflows and increased its market share to 8.2 per cent (6.5).

Within *Retail*, the new market positioning and growth initiatives yielded results. Enhanced sales activities resulted in higher commission income.

N.B. The tax rate for SEB in Germany is set at 20 per cent to reflect the medium-term tax rate. Current tax rate is below 10 per cent.

German Retail & Mortgage Banking

This division serves private customers and real estate companies throughout Germany. Since 2006 SEB ImmoInvest, previously reported under German Retail & Mortgage Banking, is consolidated with Asset Management. The period for 2005 has been restated.

Profit and loss account

	Q4	Q3		Q4		Jan-Dec		
SEK m, 2005 restated	2006	2006	%	2005	%	2006	2005	%
Net interest income	679	658	3	813	-16	2 670	3 180	-16
Net fee and commission income	344	328	5	296	16	1 401	1 128	24
Net financial income	-59	4		-23	157	19	74	-74
Net other income	83	62	34	111	-25	346	224	54
Total operating income	**1 047**	**1 052**	**0**	**1 197**	**-13**	**4 436**	**4 606**	**-4**
Staff costs	-501	-522	-4	-502	0	-2 053	-1 978	4
Other expenses	-274	-286	-4	-306	-10	-1 146	-1 294	-11
Depreciation of assets	-58	-72	-19	-82	-29	-251	-279	-10
Total operating expenses	**-833**	**-880**	**-5**	**-890**	**-6**	**-3 450**	**-3 551**	**-3**
Profit before credit losses etc	**214**	**172**	**24**	**307**	**-30**	**986**	**1 055**	**-7**
Gains less losses on assets	9			-4		-9	-5	80
Net credit losses	-108	-56	93	-172	-37	-347	-561	-38
Operating profit	**115**	**116**	**-1**	**131**	**-12**	**630**	**489**	**29**
Cost/Income ratio	0,80	0,84		0,74		0,78	0,77	
Business equity, SEK bn	9,4	9,4		10,1		9,4	9,9	
Return on equity, %	3,9	4,0		4,2		5,4	4,0	
Number of full time equivalents, average	2 963	2 947		2 879		2 918	2 870	

Growing sales in the quarter

Sales and commission income benefited from higher activity in the German economy. Net interest income was 3 per cent up on the third quarter due to higher volumes and pre-redemption fees. The negative impact from higher short-term rates and reduced market risks within Treasury continued.

Total operating expenses were down by 5 per cent. Net credit losses were higher compared with the previous quarter.

Unsatisfactory profitability – improvements triggered

Operating profit for 2006 increased by 29 per cent, to SEK 630m (489). Total operating expenses were reduced by 3 per cent compared with 2005, despite accelerated investments in growth and quality initiatives during 2006.

Net interest income was negatively affected by the higher short-term interest rates and by the decision to reduce the interest rate risk in the treasury operations in early 2006. Commission income increased by 24 per cent due to higher sales of structured products, securities and life insurance policies. Credit losses were lower than in the previous year due to improved asset quality.

Excluding Treasury both Commercial Real Estate and the Retail business considerably improved income and operating profit compared with 2005, albeit from a low level.

2006 in review

During 2006, SEB undertook several initiatives to establish a more customer-oriented business. Key initiatives included the creation of a new sales culture, a clear brand image and a new branch design. SEB signed a broad co-operation agreement with the insurance company AXA in order to benefit from the large sales potential of pension savings plans in Germany. This co-operation started in January 2007.

Consumer loan volumes increased by 30 per cent. New sales of mortgage loans were higher than in 2005. Net sales of funds were up by 20 per cent in 2006.

In order to concentrate on its core activities the bank sold Union Inkasso, a retail debt collection subsidiary, and the related non-performing retail claim portfolio. This transaction had no impact on the result for 2006 and will have a marginal effect on operating profit in 2007.

German Retail further strengthened its customer satisfaction leadership among German banks in 2006.

N.B. The tax rate for the division is set at 20 per cent to reflect the medium-term tax rate. Current tax rate is below 10 per cent.

Eastern European Banking

This division comprises SEB Eesti Ühispank (Estonia), SEB Unibanka (Latvia) and SEB Vilniaus Bankas (Lithuania), SEB Bank in Ukraine and PetroEnergoBank in Russia. SEB's mutual fund company in Poland, SEB TFI, and a leasing company in Russia also form part of the division.

Profit and loss account

	Q4	Q3		Q4		Jan-Dec		
SEK m	2006	2006	%	2005	%	2006	2005	%
Net interest income	736	679	8	472	56	2 560	1 767	45
Net fee and commission income	290	287	1	270	7	1 114	935	19
Net financial income	118	94	26	90	31	391	314	25
Net life insurance income	37	36	3	12		116	49	137
Net other income	33	19	74	17	94	82	85	-4
Total operating income	**1 214**	**1 115**	**9**	**861**	**41**	**4 263**	**3 150**	**35**
Staff costs	-285	-255	12	-256	11	-1 040	-858	21
Other expenses	-178	-165	8	-167	7	-656	-608	8
Net Deferred Acquisition Costs	6					5		
Depreciation of assets	-46	-53	-13	-45	2	-201	-207	-3
Total operating expenses	**-503**	**-473**	**6**	**-468**	**7**	**-1 892**	**-1 673**	**13**
Profit before credit losses etc	**711**	**642**	**11**	**393**	**81**	**2 371**	**1 477**	**61**
Gains less losses on assets	14	5	180	57	-75	50	63	-21
Net credit losses	-43	-13		-91	-53	-101	-139	-27
Operating profit	**682**	**634**	**8**	**359**	**90**	**2 320**	**1 401**	**66**
Cost/Income ratio	0,41	0,42		0,54		0,44	0,53	
Business equity, SEK bn	7,5	7,5		5,5		7,5	4,8	
Return on equity, %	30,9	28,7		22,2		26,3	24,8	
Number of full time equivalents, average	5 323	5 366		5 018		5 278	4 787	

Further improved profitability in the fourth quarter

Strong volume growth within all product and customer segments increased operating profit to SEK 682m, 90 per cent better than for the corresponding period last year and 8 per cent higher than the previous quarter. Total operating expenses increased due to higher performance-related remuneration. Asset quality remained stable.

Continued strong volume and profit growth

The annual operating profit improved by 66 per cent to SEK 2,320m (1,401).

Total operating income rose by 35 per cent as a result of continued volume and business growth. Net interest income increased by 45 per cent. Net interest margins stabilised during the year after downward pressure at the beginning of the year. Commission income grew by 19 per cent, mainly due to increased commissions from payments, cards and investment and trading services. Life insurance income showed a strong growth of 137 per cent.

Total operating expenses increased by 13 per cent due to investments in organic growth, the acquisition of the Russian PetroEnergoBank as well as cost inflation.

2006 in review

Significant volume growth increased the total loan portfolio by 39 per cent during 2006, to SEK 106bn (76). Lending volumes grew in all major segments, particularly within household mortgage lending. Due to signs of potential economic overheating in Estonia and Latvia, SEB has increased the focus on return and loan portfolio quality. As a consequence, the bank's lending market shares have marginally decreased in these countries. Deposits rose by 17 per cent, to SEK 59bn (50). Assets under management amounted to SEK 21bn (16).

SEB's broad range of services in the Baltic countries is reflected in customer satisfaction surveys. SEB received a number of Euromoney awards such as best cash management bank in all three countries, best bank in Lithuania and best M&A house in Latvia. SEB is also at the forefront in offering top ranked e-banking services.

Increasing wealth in the Baltic countries leads to a higher demand for more sophisticated financial solutions. Therefore, significant focus is put on offering more value added services such as asset management, life insurance, structured products and corporate finance services. As a result, SEB's product penetration is rapidly increasing.

In 2006, SEB's Baltic corporate finance business, SEB Vilfima, reinforced its leading position in the region.

In Ukraine, SEB successfully completed the re-branding process of Bank Agio, which is now named SEB Bank. Integration of the Russian PetroEnergoBank, acquired in 2006, with the rest of the Group is proceeding according to plan.

N.B. The tax rate for the division is set at 15 per cent in order to reflect the actual tax rates in the region.

Asset Management

SEB Asset Management offers a full spectrum of investment management services to institutions, life insurance companies and private individuals. The services include equity and fixed income, private equity, real estate and hedge fund management. Since 2006 SEB ImmoInvest, previously reported under German Retail & Mortgage Banking, is consolidated with SEB Asset Management. The period for 2005 has been restated.

Profit and loss account

	Q4	Q3		Q4		Jan-Dec		
SEK m, 2005 restated	2006	2006	%	2005	%	2006	2005	%
Net interest income	30	26	15	23	30	104	85	22
Net fee and commission income	734	560	31	646	14	2,477	2,110	17
Net financial income		4	-100	2	-100	9	17	-47
Net other income	11	2		6	83	20	21	-5
Total operating income	**775**	**592**	**31**	**677**	**14**	**2,610**	**2,233**	**17**
Staff costs	-194	-177	10	-182	7	-731	-656	11
Other expenses	-115	-121	-5	-157	-27	-458	-493	-7
Depreciation of assets	-6	-4	50	-11	-45	-19	-24	-21
Total operating expenses	**-315**	**-302**	**4**	**-350**	**-10**	**-1,208**	**-1,173**	**3**
Profit before credit losses etc	**460**	**290**	**59**	**327**	**41**	**1,402**	**1,060**	**32**
Operating profit	**460**	**290**	**59**	**327**	**41**	**1,402**	**1,060**	**32**
Cost/Income ratio	0.41	0.51		0.52		0.46	0.53	
Business equity, SEK bn	2.0	2.0		1.8		2.0	1.8	
Return on equity, %	66.2	41.8		52.3		50.5	42.4	
Number of full time equivalents, average	573	587		561		580	549	

Continued positive investment climate in the quarter
The fourth quarter was characterised by rising equity markets and robust net sales. The quarterly operating profit of SEK 460m was the highest to date. Operating profit grew from a combination of strong income generation and cost management. Performance fees, including transaction fees from the ImmoInvest funds amounted to SEK 197m (175).

Strong net sales and performance 2006
The division's full year result of SEK 1,402m outperformed 2005 by 32 per cent. 44 per cent of the result was generated outside Sweden.

Total income for the year improved by 17 per cent due to strong equity markets, good development of net sales and increased performance fees as well as higher transaction fees. Performance fees amounted to SEK 336m (276m) and transaction fees grew by 73 per cent, to SEK 130m (75).

Total operating costs rose by 3 per cent. Staff costs increased by 11 per cent due to investments in staff and higher performance-related remuneration. Other expenses declined compared with 2005 reflecting higher cost efficiency.

2006 in review
Strong net sales and rising equity markets have increased the division's total assets under management to SEK 928bn (841) at year-end 2006.

SEB managed to keep up strong net sales during 2006, also during periods of uncertainty in the equity markets.

Annual net sales rose by 23 per cent, to SEK 48bn (39) and the distribution of net sales between various countries was well balanced, with 40 per cent (51) from units outside Sweden. Institutional sales increased by 19 per cent compared with last year and mutual fund sales improved by 27 per cent. Net sales of third party funds increased in importance during 2006 to SEK 8bn, which corresponds to 17 per cent of total net sales.

SEB improved its Swedish market share of own mutual funds to 26 per cent (17), which meant that SEB occupied the number one position in a declining total market. The strong mutual fund sales were explained by strong net sales through Life's distribution channels and to institutional clients.

The market share of net sales of mutual funds in Finland improved to 4.4 per cent (1.7). The market share for SEB Immoinvest in Germany increased to 8.2 per cent (6.5).

The division's aggregate investment performance finished the year on a strong note. 61 per cent (60) of all portfolios and 79 per cent (48) of assets under management outperformed their respective benchmarks. At the end of 2006, SEB had an average three years Morningstar fund rating above 3 in all its markets. In total, SEB had 182 rated funds, of which 78, or 43 per cent, with a four- or five-star rating.

During the year, Asset Management retained its number two ranking in the Prospera mutual fund client survey in Sweden. Local surveys in Finland and Denmark ranked SEB among the top three asset managers.

Life

The division conducts life insurance business for individuals and corporations. The division provides both unit-linked and traditional insurance as well as products within the care area.

Profit and loss account

	Q4	Q3		Q4		Jan-Dec		
SEK m	2006	2006	%	2005	%	2006	2005	%
Net interest income	-5	-3	67	1		-15	9	
Net life insurance income	899	902	0	762	18	3 352	2 857	17
Net other income								
Total operating income	**894**	**899**	**-1**	**763**	**17**	**3 337**	**2 866**	**16**
Staff costs	-247	-225	10	-260	-5	-970	-952	2
Other expenses	-343	-252	36	-413	-17	-1 351	-1 405	-4
Net Deferred Acquisition Costs	146	44		199	-27	502	477	5
Depreciation of assets	-11	-13	-15	-21	-48	-48	-53	-9
Total operating expenses	**-455**	**-446**	**2**	**-495**	**-8**	**-1 867**	**-1 933**	**-3**
Profit before credit losses etc	**439**	**453**	**-3**	**268**	**64**	**1 470**	**933**	**58**
Operating profit	**439**	**453**	**-3**	**268**	**64**	**1 470**	**933**	**58**
Change in surplus values, net	364	381	-4	643	-43	1 660	1 280	30
Business result	**803**	**834**	**-4**	**911**	**-12**	**3 130**	**2 213**	**41**
Cost/Income ratio	0,51	0,50		0,65		0,56	0,67	
Business equity, SEK bn	7,0	7,0		7,0		7,0	7,2	
Return on equity, %								
based on operating profit	22,1	22,8		13,5		18,5	11,4	
based on business result	40,4	41,9		45,8		39,3	27,0	
Number of full time equivalents, average	1 002	1 030		1 065		1 051	1 089	

Favourable business climate and quarterly strong sales

The fourth quarter profit of SEK 439m was a result of high inflows of premiums, strong market trends and growing corporate pension volumes. Good income growth in the unit-linked business continued.

Total operating expenses were slightly higher than in the third quarter and notably lower than in the fourth quarter of last year. The increase in other expenses was due to volume-related sales expenses and was off-set by higher capitalization of acquisition costs.

Strong profit growth during 2006

The annual operating profit was up by 58 per cent to SEK 1,470m (933). Total operating income rose by 16 per cent, to SEK 3,337m (2,866). The increase for the unit-linked business was 26 per cent compared with last year. Total operating expenses were SEK 1,867m (1,933), a decrease of 3 per cent.

The business result improved by 41 per cent, to SEK 3,130m. The surplus values are not included in the SEB Group's consolidated accounts. For details, see Additional Information at www.sebgroup.com.

2006 in review

Total sales for the division, measured as weighted volume, increased by 3 per cent, to SEK 45.8bn (44.4). Unit-linked products represented 85 per cent of total sales. Total premium income was at the same level as last year, SEK 30.4bn (30.2).

The value of unit-linked funds grew by 24 per cent during 2006, to SEK 119bn (96) while total net assets under management rose by 7 per cent, to SEK 394bn (367).

The effects of the SEB Way as a means for establishing higher operational efficiency are materialising. Volume-related sales bonuses were somewhat higher due to improved sales of occupational pension products compared with last year. Integration synergies related to IT operations in Denmark also contributed to lower expenses. The gradual decrease in the number of employees led to lower staff costs during the second half of the year.

In Sweden, the occupational pension segment showed stable growth and represented 69 per cent (61) of total sales. SEB Trygg Liv maintained its number one position in the Swedish unit-linked market with a market share for new unit-linked business above 30 per cent.

In Denmark, SEB Pension increased total sales by 62 per cent compared with last year. Sale of unit-linked rose by 85 per cent and now comprise 59 per cent (52) of all sales.

The operations outside Sweden and Denmark continued to show high new sales. SEB Life (Ireland) at year-end had unit-linked funds of SEK 13.8bn including the UK branch, to which the Swedish business was transferred from the divested UK subsidiary.

New business margin excluding the Danish business was 24.5 per cent compared with 22.0 per cent last year.

Traditional life insurance in Sweden

In Sweden, traditional life insurance is conducted in two mutually operated companies, whose results are not consolidated with SEB Trygg Liv. This means that the policyholders are carrying the result and investment risk.

Total return for Gamla Livförsäkringsaktiebolaget SEB Trygg Liv was 11.1 per cent and the collective consolidation ratio 122 per cent. For Nya Livförsäkringsaktiebolaget SEB Trygg Liv the total return was 0.7 per cent and the collective consolidation ratio 100 per cent. For more facts concerning these companies, see Additional Information at www.sebgroup.com.

Restructuring of Nya Liv

The Board of Nya Liv has decided to propose to the policyholders that the company will merge with the unit-linked company Fondförsäkringsaktiebolaget SEB Trygg Liv. The unit-linked company has accepted the merger. It has sufficient capital resources to absorb Nya Liv as a separate portfolio with unchanged guarantee levels to the policyholders. It is also the ambition to offer right to transfer policies, provided regulatory approval. The merger is subject to the policyholders not voting against the proposal. SEB has decided to support the merger.

N.B. The tax rate for the division is set at 12 per cent in order to reflect the actual tax rate for the business.

The SEB Group

Net fee and commission income – SEB Group

	Q4	Q3		Q4		Jan–Dec		
SEKm	**2006**	**2006**	**%**	**2005**	**%**	**2006**	**2005**	**%**
Issue of securities	98	51	*92*	121	*-19*	290	193	*50*
Secondary market shares	759	556	*37*	660	*15*	3,300	2,599	*27*
Secondary market other	205	63		112	*83*	531	340	*56*
Custody and mutual funds	1,662	1,500	*11*	1,473	*13*	6,184	5,010	*23*
Securities commissions	**2,724**	**2,170**	***26***	**2,366**	***15***	**10,305**	**8,142**	***27***
Payments	463	438	*6*	450	*3*	1,787	1,679	*6*
Card fees	985	928	*6*	909	*8*	3,730	3,371	*11*
Payment commissions	**1,448**	**1,366**	***6***	**1,359**	***7***	**5,517**	**5,050**	***9***
Advisory	456	511	*-11*	472	*-3*	1,742	1,284	*36*
Lending	231	207	*12*	220	*5*	946	940	*1*
Deposits	36	36		22	*64*	124	96	*29*
Guarantees	71	70	*1*	64	*11*	278	225	*24*
Derivatives	82	81	*1*	86	*-5*	384	306	*25*
Other	253	222	*14*	185	*37*	849	698	*22*
Other commissions	**1,129**	**1,127**	***0***	**1,049**	***8***	**4,323**	**3,549**	*22*
Fee and commission income	**5,301**	**4,663**	***14***	**4,774**	***11***	**20,145**	**16,741**	***20***
Securities commissions	-198	-117	*69*	-129	*53*	-898	-583	*54*
Payment commissions	-589	-530	*11*	-491	*20*	-2,150	-1,807	*19*
Other commissions	-240	-244	*-2*	-259	*-7*	-951	-792	*20*
Fee and commission expense	**-1,027**	**-891**	***15***	**-879**	***17***	**-3,999**	**-3,182**	***26***
Securities commissions, net	2 526	2 053	*23*	2 237	*13*	9 407	7 559	*24*
Payment commissions, net	859	836	*3*	868	*-1*	3 367	3 243	*4*
Other commissions, net	889	883	*1*	790	*13*	3 372	2 757	*22*
Net fee and commission income	**4,274**	**3,772**	***13***	**3,895**	***10***	**16,146**	**13,559**	***19***

Net financial income – SEB Group

	Q4	Q3		Q4		Jan–Dec		
SEKm	**2006**	**2006**	**%**	**2005**	**%**	**2006**	**2005**	**%**
Equity instruments and related derivatives	- 68	153	*-144*	930	*-107*	342	1620	-79
Debt instruments and related derivatives	529	287	*84*	- 747		1 424	-619	
Capital market related	**461**	**440**	**5**	**183**	***152***	**1 766**	**1 001**	***76***
Currency-related	659	450	46	707	*-7*	2 270	2 391	-5
Net financial income	**1 120**	**890**	***26***	**890**	***26***	**4 036**	**3 392**	***19***

Net credit losses - Group

SEKm	Q4 2006	Q3 2006	%	Q4 2005	%	Jan-Dec 2006	2005	%
Provisions:								
Net collective provisions	212	- 89		405	*-48*	- 108	403	
Specific provisions	- 455	- 125		- 674	*-32*	- 888	-1 286	*-31*
Reversal of specific provisions no longer required	173	133	*30*	103	*68*	544	438	*24*
Net provisions for contingent liabilities	10	1		11	*-9*	31	- 6	
Net provisions	**- 60**	**- 80**	***-25***	**- 155**	***-61***	**- 421**	**- 451**	***-7***
Write-offs:								
Total write-offs	- 444	- 334	*33*	- 418	*6*	-1 308	-1 532	*-15*
Reversal of specific provisions utilized for write-offs	221	196	*13*	189	*17*	704	756	*-7*
Write-offs not previously provided for	- 223	- 138	*62*	- 229	*-3*	- 604	- 776	*-22*
Recovered from previous write-offs	62	81	*-23*	54	*15*	322	327	*-2*
Net write-offs	**- 161**	**- 57**	***182***	**- 175**	***-8***	**- 282**	**- 449**	***-37***
Net credit losses	**- 221**	**- 137**	***61***	**- 330**	***-33***	**- 703**	**- 900**	***-22***
Change in value of seized assets	**- 1**	**1**		**- 1**		**- 15**	**- 14**	***7***
Net credit losses incl change in value	**- 222**	**- 136**	***63***	**- 331**	***-33***	**- 718**	**- 914**	***-21***

Balance sheet – SEB Group

Condensed SEKm	31 December 2006	31 December 2005
Cash and cash balances with central banks	11 314	27 545
Loans to credit institutions	179 339	177 592
Loans to the public	946 643	901 261
Financial assets at fair value *	610 945	593 606
Available-for-sale financial assets *	115 482	93 265
Held-to-maturity investments *	2 208	16 502
Asset held for sale / Discontinued operations	923	1 405
Investments in associates	1 085	1 218
Tangible and intangible assets	22 914	23 474
Other assets	43 588	53 870
Total assets	**1 934 441**	**1 889 738**
Deposits by credit institutions	365 980	399 494
Deposits and borrowing from the public	641 758	570 001
Liabilities to policyholders	203 719	185 363
Debt securities	388 822	353 205
Financial liabilities at fair value	150 852	201 774
Other liabilities	70 528	76 086
Provisions	2 066	2 816
Subordinated liabilities	43 449	44 203
Total equity	67 267	56 796
Total liabilities and equity	**1 934 441**	**1 889 738**
* Of which interest bearing	560 844	543 714

Memorandum items – SEB Group

SEKm	31 December 2006	31 December 2005
Collateral and comparable security pledged for own liabilities	354 694	316 425
Other pledged assets and comparable collateral	189 730	143 042
Contingent liabilities	60 156	57 891
Commitments	346 517	286 520

Statement of changes in equity – SEB Group

SEKm	31 December 2006	31 December 2005
Opening balance	112	85
Net change	18	27
Minority interests	**130**	**112**
Opening balance	1 363	1 015
Net change in reserves	- 591	348
Revaluation reserves	**772**	**1 363**
Opening balance	55 321	51 678
New accounting principle (IAS 32), Swap agreements		-1 394
New accounting principle (IAS 39), Non IAS 39 compliant hedges		- 930
Dividend to shareholders	-3 264	-3 065
Dividend, own holdings of shares	75	216
Result, holding of own shares		- 12
Neutralisation of PL impact of employee stock option programme	129	88
Utilization of equity swaps for employee stock option programme*	451	528
Utilization of repurchased shares for stock option programme**	1 232	204
Eliminations of repurchased shares for improvement of the capital structure		- 218
Translation difference	- 184	- 175
Net profit attibutable to equity holders	12 605	8 401
Core equity	**66 365**	**55 321**
Total equity	**67 267**	**56 796**

* Changes in nominal amounts of equity swaps used for hedging of stock option programmes.

** As of 31 December 2005 SEB owned 18.4 million Class A shares for the employee stock option programme. The acquisition cost for these shares is deducted from shareholders' equity. During 2006 6.5 million of these shares have been sold as employee stock options have been exercised. In addition 3.1 million shares have been sold in accordance with decision at the AGM. Thus, as of 31 December SEB owned 8.8 million Class A-shares with a market value of SEK 1,929m for hedging of the long-term incentive programmes.

Cash flow statement – SEB Group

SEKm	Jan - Dec 2006	2005	%
Cash flow from the profit and loss statement	15 490	12 307	26
Increase (-)/decrease (+) in trading portfolios	-69 110	-121 965	-43
Increase (+)/decrease (-) in issued short term securities	10 581	38 816	-73
Increase (-)/decrease (+) in lending to credit institutions	17 745	57 327	-69
Increase (-)/decrease (+) in lending to the public	-46 351	-102 155	-55
Increase (+)/decrease (-) in liabilities to credit institutions	-33 559	33 033	
Increase (+)/decrease (-) in deposits and borrowings from the public	71 495	44 786	60
Increase (-)/decrease (+) in insurance portfolios	18 319	24 042	-24
Change in other balance sheet items	-1 587	91	
Cash flow from operating activities	-16 977	-13 718	24
Cash flow from investment activities[1]	-12	-7 378	-100
Cash flow from financing activities	21 048	56 147	-63
Net increase in cash and cash equivalents	**4 059**	**35 051**	**-88**
Cash and cash equivalents at beginning of year	70 796	35 252	101
Exchange difference in cash and cash equivalents	-1 104	493	
Net increase in cash and cash equivalents	4 059	35 051	-88
Cash and cash equivalents at end of period[2]	**73 751**	**70 796**	**4**

1) Including investments in subsidiaries			
Cost of acquisitions	-130	-5 780	-98
Less cash acquired	113	314	-64
Outflow on acquisition	**-17**	**-5 466**	

1) Cash and cash equivalents at end of period is defined as Cash and cash balances with central banks and Loans to credit institutions - payable on demand. Cash and cash equivalents 2005 is restated.

Impaired loans and seized assets – SEB Group

SEKm	31 December 2006	31 December 2005
Non-performing impaired loans	7 123	7 957
Performing impaired loans	1 403	1 144
Impaired loans gross*	**8 526**	**9 101**
Specific reserves	-4 234	-4 787
of which reserves for non-performing loans	*-3 630*	*-4 183*
of which reserves for performing loans	*-604*	*-604*
Collective reserves	-2 170	-2 283
Impaired loans net	**2 122**	**2 031**
Reserves for off-balance sheet items	-215	-268
Total reserves	**-6 619**	**-7 338**
Level of impaired loans (Impaired loans, net in relation to lending, at end of period)	**0.22%**	**0.22%**
Reserve ratio for impaired loans (Specific and collective reserves in relation to impaired loans gross, per cent)	**75.1%**	**77.7%**
Specific reserve ratio for impaired loans	*49.7%*	*52.6%*
Pledges taken over		
Properties	86	119
Shares	42	46
Total volume of pledges taken over	**128**	**165**

* Individually impaired loans.

The SEB share


SEB A
140
135
130
125
120
115
110
105
100
95
90
SEB A
SIX Generalindex
European Bank Index (FTSE)

Rating

Moody's Outlook Stable		Standard & Poor's Outlook Stable		Fitch Outlook Positive		DBRS Outlook Stable	
Short	Long	Short	Long	Short	Long	Short	Long
P-1	Aaa	A-1+	AAA	F1+	AAA	R-1 (high)	AAA
P-2	Aa1	A-1	AA+	F1	AA+	R-1 (middle)	AA (high)
P-3	Aa2	A-2	AA	F2	AA	R-1 (low)	AA
	Aa3	A-3	AA-	F3	AA-	R-2 (high)	AA (low)
	A1		A+		A+	R-2 (middle)	A
	A2		A		A	R-2 (low)	BBB
	A3		A-		A-	R-3	BB
	Baa1		BBB+		BBB+	R-4	B
	Baa2		BBB		BBB	R-5	CCC CC C
	Baa3		BBB-		BBB-	D	D

SEB's major shareholders

December 2006	Share of capital, per cent
Investor AB	17.9
Trygg Foundation	9.6
Alecta	3.1
Robur funds	2.5
AFA Försäkring	2.1
SHB/SPP mutual funds	1.9
SEB mutual funds	1.6
Wallenberg Foundation	1.5
Foreign shareholders	29.9

Source: VPC/SIS Ägarservice

END